2024 Annual Information Form

February 25, 2025

Defined terms

As used in this annual information form (“AIF”), unless the context indicates or requires otherwise, the following terms have the following meanings:
•“Corporation”, “Sprott” or "we" means Sprott Inc. and, where applicable, its subsidiaries.

•“Investment Products” means the Corporation’s investment funds (the “Funds”), discretionary managed accounts (the “Managed Accounts”) and fixed term limited partnerships (the “Limited Partnerships”).
•“SAM” means Sprott Asset Management LP, a wholly-owned subsidiary of the Corporation, registered as a portfolio manager, an investment fund manager and an exempt market dealer.
•“Sprott U.S.” means Sprott U.S. Holdings Inc. (and its subsidiaries), a wholly-owned subsidiary of the Corporation through which the Corporation holds SGRIL Holdings Inc. (“SGRIL Holdings”), Resource Capital Investment Corp. (“RCIC”), Sprott Global Resource Investments, Ltd. (“SGRIL”) and Sprott Asset Management USA Inc. (“SAM USA”).
•“SRLC” or “Sprott Resource Lending” means Sprott Resource Lending Corp. (and its subsidiaries), a wholly-owned subsidiary of the Corporation and the general partner of Sprott Private Resource Lending Fund II (the "Lending Fund II"), Sprott Private Resource Lending Fund III (the "Lending Fund III”) and certain other lending vehicles (together with Lending Fund II, Lending Fund III, and certain other lending vehicles, the "Lending Funds"), which provide debt financing to companies in the natural resource sector.

•"SRSR" or "Sprott Streaming" means Sprott Resource Streaming and Royalty Corp. (and its subsidiaries), a wholly-owned subsidiary of the Corporation, the general partner of Sprott Private Resource Streaming and Royalty Fund and Sprott Private Resource Streaming and Royalty Annex Fund (together, the "Streaming Funds"), which provide specialized forms of capital to companies in the natural resource sector.

In this AIF, unless otherwise indicated, all dollar amounts are expressed in United States dollars. References to “$” are to United States dollars and references to "CAD$" are to Canadian dollars. Unless otherwise indicated, all Canadian dollar amounts that are expressed in United States dollars in this AIF have been converted from Canadian dollars at the Bank of Canada daily exchange rate as at December 31, 2024 of CAD $1.4379 per $1.00. The information in this AIF is presented as at December 31, 2024 unless otherwise indicated.

Forward looking statements

Certain statements and information included in this AIF constitute forward-looking information and forward-looking statements (collectively referred to herein as “Forward-Looking Statements”) within the meaning of applicable Canadian and U.S. securities laws. Such statements are often accompanied by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and other similar expressions. All statements in this AIF, other than those relating to historical information or current conditions are forward looking statements, including, but not limited to:

•Intentions to grow the Corporation’s business, including by increasing assets under management (“AUM”) and creating new investment products and businesses.
•The Corporation’s continued investment performance and industry-leading thought leadership.
•Maintenance of best-in-class precious metals and critical materials and the Corporation’s related approach to management and investing.
•Consideration of strategic acquisitions to build scale, improve profitability or enter new markets and investment categories.
•Expectations regarding continued consolidation of the asset management business, with bifurcation between large general managers and specialized boutique managers.
•Expectations regarding continued price compression in the asset management industry, particularly in the exchange-traded funds (“ETF”) segment as players compete for market share.
•Expected benefits from economic and demographic trends over the next decade.
•Commitment to being at the forefront of technological innovation in the sector.
•Future dividend distributions.

The Forward-Looking Statements herein are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Corporation as of the date of such information or statements, including, among other things, assumptions with respect to future growth, results of operations, performance and business prospects and opportunities. The reader is cautioned that the expectations, estimates, projections, assumptions and/or beliefs used in the preparation of such information may prove to be incorrect. The Forward-Looking Statements included in this AIF are not guarantees of future performance and should not be unduly relied upon. Such information and statements, including the assumptions made in respect thereof, involve known and unknown risks, uncertainties and other factors, which may cause actual results or events to differ materially from those anticipated in the Forward-Looking Statements. In addition, this AIF may contain Forward-Looking Statements attributed to third-party industry sources.

The Forward-Looking Statements contained in this AIF are expressly qualified by the cautionary statements provided for herein. The Corporation does not assume any obligation to publicly update or revise any of the included Forward-Looking Statements after the date of this AIF, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Although the Corporation believes the expectations, estimates, projections, assumptions and beliefs reflected in the Forward-Looking Statements are reasonable, undue reliance should not be placed on Forward-Looking Statements because the Corporation can give no assurance that such expectations, estimates, projections, assumptions and beliefs will prove to be correct. The Corporation cannot guarantee future results, levels of activity, performance or achievements. Consequently, there is no representation by the Corporation that actual results achieved will be the same in whole or in part as those set out in the Forward-Looking Statements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Corporation operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) those assumptions disclosed under the heading "Critical Accounting Estimates and Significant Judgments" in the Corporation's Management's Discussion and Analysis for the period ended December 31, 2024 (the "MD&A"). Risks and other factors, some of which are beyond the control of the Corporation, that could cause results to differ materially from those expressed in the Forward-Looking Statements contained in this AIF, include, but are not limited to:

•Difficult market conditions.
•Poor investment performance.
•Failure to continue to retain and attract qualified staff.
•Employee errors or misconduct resulting in regulatory sanctions or reputational harm.
•Carried interest and performance fee fluctuations.
•A business segment or another counterparty failing to pay its financial obligation.
•Failure of the Corporation to meet its demand for cash or fund obligations as they come due.
•Changes in the investment management industry.
•Failure to implement effective information security policies, procedures and capabilities.
•Lack of investment opportunities.
•Risks relating to regulatory compliance.
•Failure to deal appropriately with conflicts of interest.
•Competitive pressures.
•Corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources.
•Failure to comply with privacy laws.
•Failure to execute the Corporation’s succession plan.
•Foreign exchange risk relating to the relative value of the U.S. dollar.
•Litigation risk.
•Risks related to maintaining minimum regulatory capital requirements.
•Failure to develop effective business resiliency plans.
•Failure to obtain or maintain sufficient insurance coverage on favorable economic terms.
•Historical financial information being not necessarily indicative of future performance.
•Risks related to the Corporation’s Investment Products.
•Risks related to the Corporation’s short-term investments.
•Risks relating to the Corporation’s private strategies segment.
•Risks related to the Corporation’s organization, corporate structure and the common shares of the Corporation (the “Common Shares”).
•Risks related to compliance with dual-listing requirements.
•Risks relating to being a foreign private issuer under the U.S. Exchange Act.
•Risks relating to public health outbreaks, epidemics and pandemics.
•The other risk factors disclosed in this AIF.

The foregoing list of factors should not be considered exhaustive – see also “Risk Factors”. If any of the risks or uncertainties listed above or in “Risk Factors” in this AIF materialize, or should the expectations, estimates, projections, assumptions and/or beliefs underlying the Forward-Looking Statements prove incorrect, actual results, future events, levels of activity, performance or achievements could vary materially from those expressed or implied by Forward-Looking Statements contained in this AIF.

The above summary of assumptions and risks related to forward looking statements has been provided in this AIF in order to provide readers with a more complete perspective on the future operations of the Corporation. Readers are cautioned that such forward looking statements may not be appropriate for other purposes.

Key performance indicators and non-IFRS and other financial measures

The Corporation measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. The Corporation's key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see page 21 of the Corporation's MD&A, which is incorporated by reference herein and is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:
At-the-market ("ATM") transactions and ETF unit creations
ATM transactions of our physical trusts and new 'creations' of ETF units are the primary manner in which inflows arise in our exchange listed products segment.
Net sales
Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.
Net capital calls
Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.
Other net inflows
Other net inflows include: (1) fund acquisitions; (2) new AUM from fund launches; and (3) lost AUM from fund closures. It is possible for committed capital in our private strategies to earn a commitment fee despite being uncalled, in which case, it will also be included in this category as AUM.
Net revenues
Net revenues are calculated as total net revenues (including net fees and net commissions described below) before: (1) gains (losses) on investments; (2) revenues from non-reportable segments; and (3) carried interest and performance fees, net of carried interest and performance fee payouts (internal and external).
Net fees
Management fees, net of fund expenses, direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that the Corporation generates from its AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise from purchases and sales of critical materials in our exchange listed products segment and transaction-based service offerings by our broker-dealer.
Net compensation & net compensation ratio
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in the Corporations MD&A, and severance, new hire accruals and other which are non-recurring. Net compensation ratio is calculated as net compensation divided by net revenues (see above for net revenue calculation).

Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.
Liquid co-investments
Liquid co-investments are the Company's co-investments that can be monetized in less than 90 days.
EBITDA, adjusted base EBITDA and adjusted base EBITDA margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. Adjusted base EBITDA further adjusts for items noted in the reconciliation table found on page 22 of the MD&A. Adjusted base EBITDA margin is calculated as adjusted base EBITDA from reportable segments divided by net revenues. Net revenues are calculated as total net revenues before: (1) gains (losses) on investments, (2) revenues from non-reportable segments; and (3) carried interest and performance fees, net of carried interest and performance fee payouts (internal and external).
EBITDA, adjusted base EBITDA and adjusted base EBITDA margin are measures commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Corporation believes its adjusted base EBITDA metric results in a better comparison of the Corporation's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted base EBITDA margins are a key indicator of a Corporation’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted base EBITDA, or adjusted base EBITDA margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.

Corporate structure

Sprott Inc. was incorporated under the Business Corporations Act (Ontario) (the "OBCA") by articles of incorporation dated February 13, 2008. The Corporation’s registered head office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, M5J 2J1.
The corporate structure of the Corporation and its material subsidiaries are as indicated in the following chart:

General development of the business

In the fourth quarter of 2024, the Corporation repaid the entirety of its outstanding line of credit, resulting in a debt-free balance sheet.

On November 5, 2024, given the confidence in the Corporation's future, the board of directors (the "Board") declared a 20% increase to its dividend, or $0.30 per share a quarter.

On June 6, 2024, the Corporation launched the Sprott Physical Copper Trust ("COP"), the world's first physical copper investment fund. COP closed its initial public offering for gross proceeds of $110 million. After the launch, on July 8, 2024, COP established an ATM equity program to issue up to an additional $500 million of trust units. COP was created to provide investors with an alternative to rolling copper futures and a complement to investing in copper mining equities. COP is a closed-end trust trading in U.S. dollars and Canadian dollars on the Toronto Stock Exchange under the symbols "COP.U" and "COP.UN", respectively.

On May 8, 2024, the Corporation appointed Dinaz Dadyburjor to the Board.

On March 6, 2024, we further expanded our critical materials offerings with the launch of the Sprott Copper Miners ETF. We also added to our growing European product suite by introducing the Sprott Junior Uranium Miners UCITS ETF.

In September 2023, the Corporation successfully exited its last remaining non-core asset management business that was domiciled in Korea. Historically, Korea was immaterial to the Corporation's overall operations as it accounted for less than 1% of consolidated net income and adjusted base EBITDA.

In the third quarter of 2023, the Corporation completed a review of its current and near-term funding and borrowing needs and determined that it no longer required a $120 million credit facility. Consequently, the Corporation decided to lower the maximum borrowing capacity under the credit facility by $45 million to $75 million.

On May 5, 2023, the Corporation appointed Judith O'Connell to the Board.

On April 28, 2023, the Corporation completed the sale of its Canadian broker-dealer operations to the management team of such operations to continue focusing on its core asset management businesses.

In the first quarter of 2023, we launched five new exchange listed products focused on providing investors with pure-play exposure to critical minerals essential to the generation, transmission and storage of cleaner energy. On February 2, 2023, we launched Sprott Energy Transition Materials ETF (Nasdaq: SETM), Sprott Lithium Miners ETF (Nasdaq: LITP), Sprott Junior Uranium Miners ETF (Nasdaq: URNJ) and Sprott Junior Copper Miners ETF (Nasdaq: COPJ). On March 22, 2023, the Corporation launched Sprott Nickel Miners ETF (Nasdaq: NIKL).

On June 30, 2022, Whitney George was named as Chief Executive Officer of the Corporation.

On April 22, 2022, the Corporation completed the previously announced agreement to acquire the management contract of North Shore Global Uranium Mining ETF ("URNM transaction"). As consideration, the Corporation paid $10.5 million in cash and $4 million in Common Shares upon closing. Contingent consideration of $3.9 million in cash was paid on April 25, 2024, upon the achievement of certain financial performance conditions).

On January 1, 2022, the Corporation appointed Catherine Raw to the Board.

Purpose and values

We aspire to be the leading global asset manager focused on precious metals and critical materials.
As contrarian investors with a long-term investment horizon, we remain both patient and persistent. We will continue to innovate to bring our clients the best possible investment products. We remain aligned with our partners (shareholders, clients, employees, and the communities wherein we operate) as significant shareholders of Sprott and meaningful co-investors in Sprott products. We are committed to the support and advancement of our people. We give back to communities we operate in both with our time and resources. At Sprott, we have a strong plan, but the flexibility to adjust where necessary. We share our success with our partners.

Our values are:
1.We believe in partnership with our employees, clients, and our shareholders
2.We are prepared to be contrarian
3.We are innovative
4.We are aligned
5.We are patiently persistent

Description of the business

The Corporation's business is broken down into 4 reportable operating segments
Exchange listed products
•The Corporation's closed-end physical trusts and exchange traded funds ("ETFs").
Managed equities
•The Corporation's alternative investment strategies managed in-house and on a sub-advised basis.
Private strategies
•The Corporation's lending and streaming activities which occur through limited partnership vehicles ("private strategies LPs").
Corporate
•Provides the Corporation's operating segments with capital, balance sheet management and other shared services.
All other segments
•Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8"). See Note 16 of the annual financial statements for further details.

The Corporation's brand

The Sprott brand is recognized internationally for its expertise in resource investing, particularly in precious metals and critical materials. The importance of this brand recognition resides primarily in the role it plays in attracting new investors and employees to the Corporation. Protection of this brand by delivering investment performance and industry-leading thought and leadership is important to the continued success of the Corporation's business.
Summary of AUM

(In millions $)	AUM Dec. 31, 2024	AUM Dec. 31, 2023	Blended net management fee rate (1)
Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	8,608	6,532	0.35%
- Physical Silver Trust	5,227	4,070	0.45%
- Physical Gold and Silver Trust	5,013	4,230	0.40%
- Precious Metals ETFs	354	339	0.33%
- Physical Platinum and Palladium	168	116	0.50%
	19,370	15,287	0.39%
- Critical materials physical trust and ETFs
- Physical Uranium Trust	4,862	5,773	0.31%
- Critical Materials ETFs	2,020	2,143	0.52%
- Physical Copper Trust	90	—	0.32%
	6,972	7,916	0.37%
Total exchange listed products	26,342	23,203	0.39%

Managed equities (2)	2,873	2,874	0.90%

Private strategies	2,320	2,661	0.83%

Total AUM (3)	31,535	28,738	0.47%

(1) Net Management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(2) Managed equities is made up of primarily precious metals strategies (53%), high net worth managed accounts (38%) and U.S. value strategies (9%).
(3) No performance fees are earned on exchange listed products. Certain managed equities products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return. Private strategies LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

The Corporation’s revenues
The Corporation derives its revenues principally from management fees earned from the management of its Investment Products and from carried interest and performance fees earned from the investment of the AUM of its Investment Products. Accordingly, growth in the Corporation’s management fees is based on growth in AUM, while growth in its carried interest and performance fees is based on both the growth in AUM and the absolute or relative return, as applicable, earned by its Investment Products. In addition, the Corporation derives revenues from: (1) commissions earned on the purchases and sales of critical materials in our exchange listed products segment and transaction-based service offerings from our broker-dealer and; (2) finance income from cash as well as co-investments in positions we hold in LPs managed in our private strategies segment. The Corporation manages and reports across the four reporting segments.

For the year ended December 31, 2024, the Corporation's total revenues were $178.7 million compared to $151.4 million for the year ended December 31, 2023.

The Corporation's employees
As at December 31, 2024, the Corporation had 132 employees across its operating segments as follows:

	Exchange listed products	Managed equities	Private strategies	Corporate	Total
Number of employees	23	53	18	38	132
Exchange listed products and managed equities
Sprott Asset Management LP (SAM)
SAM is registered as a portfolio manager in Ontario, an investment fund manager in Ontario, Quebec, and Newfoundland and Labrador and an exempt market dealer in all Canadian provinces. SAM is registered as a Registered Investment Advisor with the U.S. Securities and Exchange Commission ("SEC"). The majority of the Corporation’s revenues are generated through SAM in the form of management fees and performance fees earned through the management of funds and Managed Accounts, as well as commission income earned on the purchase and sale of critical materials in certain physical trusts.

SAM offers investors access to best-in-class precious metals and critical materials strategies. SAM’s team of portfolio managers have a deep understanding of precious metals and natural resource investments and a long track record of investing in this sector. By taking a consistent, disciplined approach to investing, based on sound fundamental analysis and independent research, SAM’s investment management team carefully assembles a portfolio of holdings to meet its investment objectives. SAM takes a team-based approach to its investment decision-making process. Themes and opportunities are discussed daily amongst its investment team.

SAM’s revenues
SAM’s products (including those sub-advised by SAM) have a fee structure that consists of a management fee component and, in some cases, a performance fee component. SAM collects management fees calculated as a percentage of AUM, and may earn performance fees which are calculated, depending on the fund or managed account, as a percentage of either: (i) excess performance over the relevant benchmark; (ii) the increase in net asset value over a predetermined hurdle, if any; or (iii) the net profit over the performance period. In addition, SAM earns commission revenues from the purchases and sales of critical materials in its critical material physical trusts.
SAM selling and distribution
SAM actively promotes its offerings through its sales team, public and investor relations, marketing, social and traditional media platforms and conferences.
Sprott Asset Management USA (SAM USA)
SAM USA is a registered investment advisor that provides segregated managed accounts for institutional and high-net worth clients looking for distinctive and personalized wealth management. SAM USA offers clients the option of investing independently or through its model portfolios, which include (i) Sprott Resource Alpha Separately Managed Account; (ii) Sprott Rule Managed Account; (iii) Sprott Global Gold Separately Managed Account; (iv) Sprott Silver Strategy Separately Managed Account; and (v) Sprott Real Asset Value+ Strategy. SAM USA also manages private funds offered to institutional and high net-worth clients.
SAM USA's revenues
SAM USA earns revenue in the form of management fees and performance fees from the management of managed accounts. Management fees are calculated as a percentage of AUM, and may earn performance fees depending on the excess performance over the predetermined hurdle.
Resource Capital Investment Corp. (RCIC)
RCIC manages assets for limited partnership investment vehicles that invest in natural resource companies. These investment vehicles include closed-ended limited life pooled investment vehicles.

RCIC's revenues
RCIC earns revenue in the form of management fees and carried interest through the management of the Limited Partnerships. Management fees are calculated as a percentage of AUM and may earn carried interest depending on the excess performance over the predetermined hurdle.
For the year ended December 31, 2024, exchange listed products has total revenues of $112.5 million compared to $84.7 million for the year ended December 31, 2023. For the year ended December 31, 2024, managed equities had total revenues of $39.2 million compared to $30.2 million for the year ended December 31, 2023.
Private Strategies
The private strategies segment includes the Lending Funds managed by SRLC and the Streaming Funds managed by SRSR.
Sprott Resource Lending is focused on providing financing to companies within the natural resource sector, primarily through the Lending Funds.
SRLC is the general partner and Sprott Resource Lending Partnership ("SRLP") is the manager of Lending Fund II and Lending Fund III. SRLP, or its affiliates, provides certain administrative services to, and manages the investments of the Lending Funds, including investigating, analyzing, structuring and negotiating potential loan investments, monitoring the performance of investments and portfolio companies and making determinations as to disposition and other opportunities in respect of the investments.

The Lending Funds have been established to primarily provide loan facilities to, and invest in, debt instruments ("Loan Investments") of companies in the natural resource and critical material sectors. Loan Investments generally include a committed or revolving credit facility that has not yet been drawn down by the relevant borrower and any loan, note, bond, debenture or other debt instruments.

SRSR is focused on specialized forms of capital to the natural resource sector through its Streaming Funds. SRSR, through the Streaming Funds, invests primarily in royalties and streams, which share in a project’s metal production in return for an up-front payment, providing investors with long duration exposure to commodity prices and mine life extensions and expansions.

Private Strategies' revenues
Both Sprott Resource Lending, through SRLP and its affiliates, and Sprott Streaming and Royalty, through SRSR and its affiliates, earns revenue in the form of management fees, calculated as a percentage of the funds' aggregate capital commitments used to fund investments that have not been fully realized and may also earn carried interest calculated as a percentage of cumulative net realized profits.
With respect to the co-investments in Lending and Streaming Funds, Sprott Resource Lending and Sprott Resource Streaming and Royalty earn revenue in the form of finance income.
For the year ended December 31, 2024, Private Strategies had total revenues of $27.8 million compared to $28.2 million for the year ended December 31, 2023.
Corporate
The Corporate operating segment provides capital, balance sheet management and shared services to the Corporation's subsidiaries.

Competition and Industry Outlook

The Corporation is fairly unique as an alternative asset management organization in terms of the breadth of its various investing platforms. However, each business line operates in a very competitive environment where there is significant competition for investors’ assets.
Exchange listed products and managed equities
The North American asset management industry is highly competitive and is dominated by a small number of larger players. SAM has historically been a manager of specialized, focused funds where the Corporation believes that (i) it has a competitive advantage due to its investment management expertise; and (ii) it is able to add value as compared to a benchmark or index.

SAM’s primary focus is in the precious metals, critical materials, and natural resource sectors. Most competitors in these sectors are larger and more diversified asset managers that do not focus exclusively in these areas. SAM's focus provides an advantage, allowing it to compete with larger organizations. SAM has also developed world-renowned expertise and brand equity in precious metals, critical materials and natural resource sectors which allows it to promote its offerings to a variety of investors.

The Corporation expects that the asset management industry will continue to consolidate, with the industry bifurcating between large general managers and specialized boutique managers. The Corporation also expects that price compression will continue in the asset management industry, particularly in the ETF segment as participants compete for market share. As a result, the Corporation believes that asset managers without differentiated offerings and access to distribution and capital will be at a disadvantage.

The exchange listed products platform is highly scalable, with approximately 250,000 clients, and has significant leverage to precious metals and commodity prices and is actively adding complementary strategies.

The acquisition of Uranium Participation Corporation in 2021, the URNM transaction in 2022, the launch of Copper Trust and other critical material ETFs and the subsequent growth of these products increased the Corporation’s foothold in the critical materials space, and the Corporation's AUM in this sector now stands at $7.6 billion (or 24% of total consolidated AUM).

SAM will continue to consider strategic acquisitions which will allow it to build scale, improve profitability or enter new markets and investment categories.

Private Strategies
Sprott Resource Lending and Sprott Streaming operate in the specialized lending industry, carrying out lending and streaming activities on a global basis. SRLC and SRSR's competition includes other unconventional lenders, bank loans, high yield note offerings, investment funds and money managers, and public and private equity financings carried out by those institutions. As markets in the natural resource sector improve, potential borrowers may opt for equity or bank loans for their financing needs rather than SRLC or SRSR's product offering.

Corporate
The Corporate segment provides treasury and shared services to the Corporation's subsidiaries.

Corporate sustainability

The Corporation's approach and commitment to corporate sustainability is in support of executing a sustainable strategy that delivers long-term value for its stakeholders. The Corporation's commitment to operating responsibly touches its policies and practices in the areas of investment management, people and culture, business practices and ethics, philanthropy, governance, and the environment.

2024 Corporate sustainability highlights
The Corporation's corporate sustainability accomplishments are noted below:

Investment Management

•As signatories to the Principles for Responsible Investment ("PRI") since 2019, Sprott has committed to, where consistent with the fiduciary responsibility of its subsidiaries, incorporating responsible investment factors into its investment decision making and active ownership practices. In 2024, the Corporation's completed its annual assessment under the PRI continuing its incorporation for Responsible Investment factors into its investment management activities.

•Sprott continues to grow its suite of investment funds that provide investors with exposure to a range of critical materials necessary for the global clean energy transition. Now representing 24% of the Corporation's total AUM, its critical materials strategies include funds focused on uranium, copper, lithium, nickel, cobalt and other materials essential to the generation, transmission and storage of clean energy.

•This year the Corporation launched the Sprott Physical Copper Trust (“COP”), the world’s first physical copper investment fund. Investor interest in copper is growing globally given its critical role as a key component in electrification, clean energy technologies, electric vehicles and artificial intelligence. With the launch of COP, Sprott now offers four different copper investment strategies.

People & Culture

•Employees are the Corporation's most valuable asset and key to delivering value for its clients and shareholders. The Corporation is deeply committed to empowering its employees to reach their full potential by cultivating an inclusive workplace culture of innovation and excellence, where belonging, diversity of thought and well-being are supported.

•The Corporation recruits, retains and supports exceptional talent from a wide range of differentiated experiences and backgrounds.
•The Corporation applies a multi-faceted approach to support its employees’ professional growth and development. In addition to offering external education subsidies, licensing and designation support, time off for studying, mentorship and networking opportunities, the Corporation also provide its employees with access to hundreds of on-demand soft and hard skill courses through its internal training program, Sprott Academy.
•The Corporation prioritizes its employee’s physical and mental health by providing a comprehensive and competitive benefits package. In addition, the Corporation strives to reduce the stigma of seeking mental health support through its annual month-long mental health campaign every May.

•The Corporation actively seeks its employees’ feedback through its initiative “Sprott Listens”, with a view to continuously monitoring and improving the employee experience and engagement, leading to better business processes and outcomes. The Corporation's 2024 employee survey results were well above Canadian and US benchmarks for the 5 KPIs that gauge the employee experience.

Business Practices & Ethics

•The Corporation's Risk Management and Compliance programs seek to maintain high ethical standards along with implementing policies and procedures that support the achievement of its business strategy and corporate purpose.

•The Corporation maintains robust ethics and compliance policies which include a Code of Business Conduct and Ethics, Whistleblower Policy, and various other corporate governance and operational policies which all employees are required to adhere to.

•The Corporation's mandatory training programs are ongoing and include cybersecurity training, anti-money laundering training, equal employment opportunity and anti-harassment training.

Philanthropy

•Through various corporate philanthropic initiatives, the Corporation actively partners with organizations focused on education, health & wellness, sustainability in the mining sector, and humanitarian relief.

•The Corporation's employee-led giving programs connect Sprott with worthy organizations where its team members are personally engaged and committed.

•The Corporation's employees participate in a number of charitable events throughout the year including fundraising galas, giving campaigns, food and toy drives, volunteer board seats and fundraising committee positions.

•The Corporation partners with various university student groups that support the development of tomorrow’s leaders in STEM and finance.

Governance

•The Corporation's compensation practices align its employees with the long-term strategic goals and interests of its clients and shareholders.

•The majority of Sprott’s Board of Directors remain independent (6 of 7 / 86% are independent).

•The Corporation provides continuing education opportunities for all directors, so that all directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current.

•The Corporation operates a continuous information technology and cybersecurity program to protect critical company assets/data and ensure operational continuity. As part of this, the Corporation successfully completed its annual National Institute of Standards audit for 2024.

The Environment

•The Corporation annually completes an assessment of greenhouse gas emissions (GHG) associated with its offices in Canada and the United States and achieved carbon neutrality under the Carbonzero program after the Corporation sourced carbon offsets in the equivalent amount of our 2023 Scope 1 and Scope 2 GHGs.

•The Corporation's Toronto headquarters location has received both LEED v4.1 Platinum Level Certification and Platinum level BOMA BEST certification recognizing excellence in energy sustainability and environmental management.

Risk management

The Corporation monitors, evaluates and manages the principal risks associated with the conduct of its business. These risks include external market risks to which all investors are subject and internal risks resulting from the nature of the Corporation’s business.

The Corporation conducts an enterprise risk assessment on all of its major operating segments at least annually. Through the risk assessment process, the Corporation identifies the significant risk factors present in each operating segments, and subjectively determines the likelihood of the risk occurring and the financial and/or non-financial impact to such business if the risk occurs.

The Board and/or the management of each operating segment monitors the significant risk factors identified by the Corporation and, where deemed necessary, adopts an appropriate risk optimization strategy.

The Corporation has internal control policies related to its business conduct. Such polices are intended to ensure conformity with the rules and regulations of the applicable Canadian Securities Administrators, CIRO, the SEC, FINRA and any other regulator, as applicable. The policies focus on multiple areas, including employee code of ethics, conflict of interest management, as well as compliance and risk monitoring of all business processes. Each policy has a defined control objective and applicable procedures to ensure adherence to sound business practices, regulatory requirements and high ethical standards, including capital adequacy, insurance, segregation of clients’ securities, safeguarding of securities and cash, and pricing of securities.

The Corporation has also established a number of policies with respect to its employees’ personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Funds without prior approval. All of the Corporation’s employees must comply with the Corporation’s written policies and procedures, including the Corporation's Code of Business Conduct and Ethics, which establish strict rules for professional conduct and management of conflicts of interest, and the Corporation's Insider Trading Policy, which fosters and facilitates compliance with applicable laws, including applicable securities laws.

The Corporation believes that confidentiality is essential to the success of its business and, as such, strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. See “Risk Management - Privacy policy”.

Enterprise risk management

The Corporation’s risk appetite and its enterprise risk management program (“ERM”) is primarily based on specific regulatory and legal environment considerations, general corporate sustainability responsibilities, the need for sound capital adequacy and treasury management processes, the preservation of its positive reputation among current and future stakeholders, the natural expectation of its shareholders that it takes appropriate and reasonable levels of risk in its various business segments to maximize shareholder returns and its overall desire to be good corporate citizens as part of its organizational culture and core values. The aforementioned considerations formed the basis for the Corporation’s risk appetite statements noted below:

•Regardless of loss probability, the Corporation will only accept inherent or residual risks that it has a proven, demonstrable ability to understand, diligently manage on an ongoing basis and thoroughly consider and balance relative to the outcomes; and

•The Corporation’s risk appetite is low around any actions or inactions that could materially jeopardize the Corporation’s reputation, purpose and core values or commitment to its stakeholders. Furthermore, at no point would the Corporation ever accept existential inherent or residual risks, regardless of loss probability or profit upside.

The ERM process involves a comprehensive drill down through the organization to its constituent parts to identify all salient risks and evaluate them through the lens of the Corporation’s risk appetite. The following is a summary of the ERM steps used to filter organizational risks through the Corporation’s risk appetite:

•Identify all major processes within each business segment (and enterprise shared services function supporting them);

•Identify materially relevant inherent risks (both quantitative and qualitative) that may arise in each major process area;

•Rate each inherent risk (in the absence of internal controls) based on the degree of event probability and impact to the organization;

•Determine the Corporation's risk tolerance for each inherent risk previously identified and rated;

•Identify internal controls in place (or needed) to mitigate the inherent risks down to the appropriate “residual level” (i.e. determine the post-controls risk rating and compare it to the Corporation’s predetermined risk tolerance level). The Corporation stratifies its internal controls universe using the “three lines of defense” approach recommended by the Institute of Internal Auditors prior to evaluating the effectiveness of internal controls;

•Compare all residual risk ratings to their corresponding risk tolerance level to ensure the risk is being appropriately managed (i.e. there are a sufficient number of, and appropriate types of, internal controls in place to manage the risk in light of the Corporation’s risk tolerance) and, if not, take further action; and

•Test, document and report on the effectiveness of the ERM program in managing risks within the boundaries of the Corporation’s risk appetite.

Regulatory matters

The Corporation is subject to regulations that cover all aspects of the securities business, including sales methods, trading practices among investment dealers, use and safekeeping of funds and securities, capital structure, record-keeping, conflicts of interest and the conduct of directors, officers and employees. The various government agencies and self-regulatory organizations having jurisdiction over registrants are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a registrant or its directors, officers or employees. A registrant is subject to rules respecting the maintenance of minimum regulatory capital. Compliance with regulatory capital requirements can limit a registrant’s operations and also restrict its ability to withdraw capital from its regulated affiliates, which in turn can limit its ability to repay debt or pay dividends on its shares.

Since the Corporation’s ability to carry on its business is dependent upon its continued registration under applicable laws, the Corporation regularly reviews its policies, practices and procedures to ensure that they comply with current regulatory requirements and employees are routinely updated on relevant legal requirements. In addition, external legal advice is obtained, as required, to ensure that the Corporation is informed of new regulatory requirements that may be applicable.

There are certain regulatory restrictions on the ownership and holding of shares of investment dealers and their parent companies. Notably, the direct or indirect ownership or holding of an interest in an investment dealer by the public is subject to approval by CIRO, other self-regulatory organizations, stock exchanges and certain securities commissions. See “Risk factors” and “Capital structure”.

Privacy policy

The Corporation collects, transfers, and processes personal data provided directly from investors or through their financial advisor and/or dealer in order to provide such investors with services in connection with his or her investments, to meet legal and regulatory requirements and for any other purposes to which such investor may consent. The Corporation also collects, transfers and processes personal data provided by its employees. The Corporation is subject to various federal, state, provincial, territorial, and foreign laws regarding privacy and the protection of data, which, among other things, restricts the collection, transfer, sale and processing of such personal data.

The Corporation carefully safeguards all personal information collected and retained by it and, to that end, restricts access to personal information to those employees and other persons who need to know the information to enable the Corporation to provide its services. The Corporation’s employees are responsible for ensuring the confidentiality of all personal information they may access. In addition to an employee’s obligation of confidentiality under the terms of their employment agreement, each of the Corporation’s employees is required to annually sign a code of conduct and employee policies, each of which contains policies on the protection of confidential information.

The Corporation’s applicable Privacy Policy is provided to prospective clients, job applicants, and employees as required, each of which sets out the Corporation’s commitment to the protection of the privacy of its applicable stakeholders. Each Privacy Policy is updated annually and as needed based on new regulatory requirements.

Anti-money laundering laws

In order to comply with federal legislation aimed at the prevention of money laundering, the Corporation sometimes requires additional information concerning a purchaser of securities of any Investment Products. If, as a result of any information or other matter which comes to the attention of any of its directors, officers or employees, or its professional advisors, the Corporation knows or suspects that an investor is engaged in money laundering, it is required to report such information or other matter to the Financial Transactions and Reports Analysis Centre of Canada and/or the Financial Crimes Enforcement Network and such report shall not be treated as a breach of any restriction upon the disclosure of information imposed by law or otherwise.

Risk factors
An investment in the securities of the Corporation involves a number of risks. In addition to the other information contained in this AIF, investors should carefully consider the risks described below before making an investment decision. The Corporation’s business, financial condition, revenues and profitability could be materially and adversely affected by any of these risks. The trading price of the Common Shares could decline due to any of these risks, and investors may lose all or part of their investment. The risks described below are not the only ones the Corporation and holders of Common Shares face. Additional risks not currently known to the Corporation or that management currently considers immaterial may also impair the Corporation’s business operations should such risks arise or become material to the Corporation.

This AIF contains forward looking statements that involve significant known and unknown risks, uncertainties and assumptions. The Corporation’s actual results could differ materially from those expressed, anticipated or implied in these Forward-Looking Statements as a result of certain factors, including the risks faced by the Corporation described below and elsewhere in this AIF. See “Forward Looking Statements”.

Risks related to the business

Difficult market conditions
The success of the Corporation’s business lines is highly dependent upon conditions in the global equity and financial markets and economic conditions throughout the world that are outside the Corporation’s control and difficult to predict. Factors such as interest rates, availability of credit, inflation rates, economic uncertainty, cyclical factors, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls, and national and international political circumstances (including wars, terrorist acts, security operations, demonstrations or protests), government policies, securities offerings and M&A activity, expenses associated with establishing and expanding new and existing business units and product offerings and performance of businesses and industry sectors can have a material negative impact on the Corporation's revenues and profitability.

Unpredictable or unstable market conditions and adverse economic conditions may result in reduced opportunities to find suitable risk-adjusted investments to deploy capital and make it more difficult to exit and realize value from existing investments, which could materially adversely affect the Corporation’s ability to raise new funds and sustain profitability and growth.

The majority of the Corporation's Investment Products are focused on precious metals and the natural resource industry, including critical materials. The natural resource industry is notoriously cyclical, and the Corporation’s performance is affected by the various stages in the resource investment cycle. In particular, investment performance, financial results and the ability to attract assets may be adversely affected by falling precious metals and commodity prices.

Certain of the Corporation’s Investment Products are concentrated in gold and silver assets. The price of gold and silver may be affected at any time by many international, economic, monetary and political factors, many of which are unpredictable. These factors include, without limitation, global gold and silver supply and demand, investors’ expectations for future inflation rates, exchange rate volatility of the U.S. dollar, the principal currency in which the prices of gold and silver are generally quoted, interest rate volatility, and unexpected global, or regional, political or economic incidents.

Certain of the Corporation’s Investment Products are concentrated in the uranium industry. As a result, such investment products will be sensitive to changes in, and its performance will depend to a greater extent on, the overall condition of the uranium industry. Also, uranium companies may be significantly subject to the effects of competitive pressures in the uranium business and the price of uranium. The price of uranium may be affected by changes in inflation rates, interest rates, monetary policy, economic conditions and political stability. The price of uranium may fluctuate substantially over short periods of time, therefore investment products’ share price may be more volatile than other types of investments. In addition, they may also be significantly affected by import controls, worldwide competition, liability for environmental damage, depletion of resources, mandated expenditures for safety and pollution control devices, political and economic conditions in uranium producing and consuming countries, and uranium production levels and costs of production. Demand for nuclear energy may face considerable risk as a result of, among other risks, incidents and accidents, breaches of security, ill-intentioned acts of terrorism, air crashes, natural disasters, equipment malfunctions or mishandling in storage, handling, transportation, treatment or conditioning of substances and nuclear materials.

Certain of the Corporation’s Investment Products are concentrated in the copper industry. As a result, such investment products will be generally contingent on there being a sufficient supply of copper. The global supply of copper is subject to numerous risks, including operational and similar risks associated with developing and operating mining properties, including the following: insufficient copper reserves; increased capital or operating costs; declines in the price of copper; construction or development delays; operational disruptions, including those caused by pandemics or other global or local health crises; inability to obtain or maintain necessary permits; inability to replace or increase reserves as properties are mined; inability to maintain, or challenges to, exploration or mining rights; changes in mining taxes and royalties payable to governments; significant changes to environmental, permitting, or other regulatory requirements; challenges to operations, permits, or mining rights by local communities, indigenous populations, non-government organizations, or others; litigation between operators and third parties relating to the properties; community or civil unrest, including protests and blockades; labour shortages, increased labor costs, labor disputes, strikes, or work stoppages; fires, explosions, or other industrial accidents; injuries to humans, property, or the environment; natural catastrophes and environmental hazards such as earthquakes, droughts, floods, forest fires, hurricanes, weather, or climate events; physical effects of climate change and regulatory changes designed to reduce the effects of climate change; uncertain political and economic environments; economic downturns; insufficient financing or inability to obtain financing; default by an operator on its obligations to us or its other creditors; insolvency, bankruptcy, or other financial difficulty of the operator; changes in laws or regulations or the enforcement of laws or regulations; unavailability of mining, drilling, or other equipment; unanticipated geological conditions or metallurgical characteristics; unanticipated ground or water conditions, including lack of access to sufficient water; inadequate supplies of power or other raw materials; or pit wall or tailings dam failures or underground stability issues. The occurrence of any of these events could adversely impact operations at mining properties that produce copper, which, in turn, could impact the global supply of copper and the Corporation’s ability to source, purchase, transport or trade copper. In these circumstances, the Corporation may face delays when purchasing copper, be unable to purchase copper, or may procure copper at a higher cost than the market price for such copper at the time of the an offering. In the event the Corporation is delayed or unable to procure copper with the funds raised from offerings, the value of the investment products’ share price may be adversely affected.

Poor investment performance

Management believes that investment performance is one of the most important factors explaining the historical growth of the Corporation’s AUM. Poor investment performance (relative to its competitors or otherwise) could impair revenues and growth as existing clients might withdraw funds in favor of better performing products and the ability of the Corporation to attract funds from existing and new clients would be reduced. All of the foregoing could result in lower AUM and could impact the Corporation’s ability to earn management fees. In addition, the ability to earn performance fees is directly related to investment performance and therefore poor investment performance may cause the Corporation to earn lower performance fees.

There is no assurance that the Corporation will be able to achieve or maintain any particular level of AUM, which may have a material negative impact on its ability to attract and retain clients, management fees and potential performance fees, and overall profitability. The Corporation’s Investment Products tend to be more volatile than general market indices as the Corporation's Managed Equities investment team strives for exceptional performance and returns rather than attempting to mirror or follow the market indices. This volatility combined with negative or poor performance could combine to lead to a reduction in AUM and lower management fees and performance fees as a result. See "Risk Factors - Risks related to the Corporation's Investment Products" regarding various risks to the performance of the Corporation's Investment Products.

Key management and staff

The Corporation’s business is dependent on the highly skilled and often highly specialized individuals employed by the Corporation. The contribution of these individuals to the investment management, client service, sales, marketing, capital markets and operational teams is important to attracting and retaining clients. The Corporation aims to establish relationships with prospective clients in advance of any transaction, and to maintain such relationships over the long-term. Such relationships depend in part on the individual employees who represent the Corporation in its dealings with such clients. Management devotes considerable resources to recruiting, training and compensating these individuals. However, the competition in the market and the reliance on performance results have increased the demand for high quality professionals in the industries in which the Corporation operates.

Management has taken, and will continue to take, steps to retain key employees, including incentive programs such as the Corporation’s employee bonus pool, revenue share program and the Corporation’s long term incentive program. The Corporation has also entered into employment agreements with certain key employees. However, not all of the investment professionals have employment agreements or are subject to non-competition or non-solicitation restrictions. There can be no assurance that the steps taken to retain key individuals will be sufficient in light of the increasing competition for experienced professionals in the industry or that management will be able to recruit a sufficient number of new employees with the desired qualifications in a timely manner, if required. The failure to retain key employees and to recruit new employees could lead to a decline in revenues.

Employee error or misconduct

Misconduct by employees could include binding the Corporation to transactions that exceed authorized limits or present unacceptable risks, or concealing from the Corporation unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use of confidential information, which could result in regulatory enforcement proceedings, sanctions and serious reputational harm. The Corporation is also susceptible to loss as a result of employee error. While management proactively takes extensive measures to deter employee misconduct or prevent employee error, the precautions management takes to prevent and detect this activity may not be effective in all cases, which could materially adversely affect the business, financial condition or profitability of the Corporation.

Carried interest and performance fee fluctuations

The Corporation is entitled to carried interest and performance fees only if performance exceeds pre-specified performance hurdles. If these hurdles are not exceeded, performance fees will not be payable for the relevant period. Moreover, any failure to meet or exceed a performance hurdle is carried forward indefinitely until such time as such deficit is made up. Carried interest and performance fees will vary from period to period in relation to, among other things, volatility in investment returns, causing revenues to be more volatile. The volatility in revenues may decrease the Common Share price. In addition, most of the Investment Products have a December 31 performance year end, at which time performance fees (other than crystallized performance fees) for that 12-month period are determined. The limited partnerships have a carried interest generally received upon certain monetizing events in the limited partnership. Performance fees are generally received only once per portfolio performance year and determined based on the difference between the net asset value of the particular Investment Product on the first day of its performance year and on the last day of its performance year. The performance fees could be significantly impacted by events or factors beyond the Corporation’s control that affect the net asset value on one of those days. For example, the markets generally could suffer a significant decline in value on or near the last day of a performance year as a result of a market or world event that could cause the Corporation to earn lower or no performance fees for that performance year despite a prior overall increase in the net asset value of those Investment Products over the course of the year.

Moreover, there may be increased volatility in the price of Common Shares during the period leading up to the announcement of performance fees and/or the declaration by the Board of special dividends, if any.

Counterparty risk

The majority of the Corporation's receivables are from management fees, carried interest and performance fees from the business segments and funds. A business segment or another counterparty failing to pay its financial obligation could cause a decline in revenues for the Corporation.

Liquidity risk

The Corporation has a risk that it cannot meet its demand for cash or fund obligations as they become due. This includes exposure to liquidity risk through its loan advances, both directly via balance sheet loans and indirectly via borrowers or sellers, as applicable, of the Lending and Streaming Funds the Corporation co-invests with and other financial liabilities. The Corporation manages its liquidity risk by maintaining sufficient levels of liquid assets to meet its obligations as they become due. Additionally, the Corporation has access to a $75 million committed line of credit with a major Canadian Schedule I chartered bank.

Industry changes

The historical growth of the financial services industry may not continue and adverse economic conditions and other factors, including a protracted or precipitous decline in the Canadian, international or global financial markets or a change in the acceptance of fees typically charged by industry participants, could affect the popularity of the Corporation’s services or result in clients withdrawing from the markets or decreasing their level and/or rate of investment. A decline in the growth of the industries in which the Corporation operates or other changes to the industries that discourage investors could affect the Corporation’s ability to attract clients or could lead to redemptions of the Investment Products, as applicable, for reasons that may be unrelated to their performance but would nonetheless result in a decline in revenues.

Information security policies

The Corporation is dependent on the effectiveness of its information security policies, procedures and capabilities to protect its computer and telecommunications systems, and the data that resides on or is transmitted through them. Although the Corporation takes protective measures and tries to modify them as circumstances warrant, computer systems, sensitive data, software and networks may be vulnerable to cyberattacks, unauthorized access, computer viruses or other malicious code and events that could have a security impact. If one or more of these events occur, this could potentially jeopardize the Corporation’s, or its clients’ or counterparties’, confidential and other personal information processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in clients’, counterparties, or third parties’ operations. The Corporation may be required to expend significant additional resources to modify protective measures or to investigate and remediate vulnerabilities or other exposures. As a result, the Corporation may be subject to financial losses, litigation, fines and/or liability for failure to comply with privacy and data security laws and regulations, as well as regulatory investigations and heightened regulatory scrutiny. These all may lead to reputational harm affecting client and investor confidence, which in turn could materially adversely affect the Corporation’s business, financial condition or profitability.

A cyberattack could also compromise any proprietary, confidential or sensitive information or systems that the Corporation maintains for the purpose of competitive advantage (e.g., confidential corporate finance deal details) and such a compromise could lead to lost revenues while the Corporation attempts to recover or replace the lost information or systems.

The increased use of smartphones and other mobile devices, as well as enabling employees to securely access the Corporation’s network remotely, may also heighten these risks.

Use of technology

The Corporation is dependent on the efficiency and effectiveness of the technologies it uses. Any failure or interruptions of the Corporation’s systems or those of third parties, such as service providers, clearing corporations and exchanges, could cause delays or other problems in the Corporation’s sales, trading, clearing, settlement and other client services. Improper functioning of any of the technologies could materially interrupt the Corporation’s business operations and cause material financial loss, regulatory actions, breach of client contracts, reputational harm or legal liability, which in turn, could materially adversely affect the business, financial condition or profitability of the Corporation. Although the Corporation has back-up procedures, duplicate systems and business continuity plans in place, there is no assurances that procedures and plans will be sufficient or adequate in the event of a failure or interruption.

Lack of investment opportunities

An important component of investment performance is the availability of appropriate investment opportunities for the Corporation, new clients and new client assets. If the Corporation is not able to find sufficient investments in a timely manner, investment performance could be materially and adversely affected. Alternatively, if there are insufficient investment opportunities, management may elect to limit the Corporation’s growth and reduce the rate of intake of new clients and new client assets. Historically, depending on, among other factors, prevailing market conditions, the Corporation has taken opportunities to invest in smaller market capitalization companies and other more thinly traded securities in which relatively smaller investments are typically made. As the Corporation’s AUM increases, the Corporation may not be able to exploit the investment opportunities that have historically been available to the Corporation or find sufficient investment opportunities for producing the absolute returns targeted. If the Corporation is not able to identify sufficient appropriate investment opportunities for itself, new clients and new client assets, the Corporation’s investment performance and management’s decision to continue to grow may be materially adversely affected.

Regulatory compliance

The Corporation’s ability to carry on its business is dependent upon its compliance with and continued registration under securities legislation in the jurisdictions in which it carries on business. See “Risk management - Regulatory matters”. The securities business is subject to extensive regulation under securities laws in Canada, the U.S. and elsewhere. Compliance with many of the regulations applicable to the Corporation involves a number of risks, particularly in areas where applicable regulations may be subject to interpretation. In the event of non-compliance with an applicable regulation, securities regulators, CIRO and FINRA may institute administrative or judicial proceedings that may result in censure, fine, civil penalties, issuance of cease-and-desist orders, deregistration or suspension of the non-compliant investment dealer or investment adviser, suspension or disqualification of the investment dealer’s officers or employees, or other adverse consequences. The imposition of any such penalties or orders on the Corporation regardless of duration or any subsequent appellate results could have a material adverse effect on the Corporation’s operating results and financial condition.

Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often affect directly the method of operation and profitability of securities firms. It is not possible to predict with any certainty as to what effect any such changes might have on the Corporation’s business. Furthermore, its business may be materially affected not only by regulations applicable to the Corporation as a financial market intermediary, but also by regulations of general application. For example, returns on investments in a given time period could be affected by, among other things, existing and proposed tax legislation, competition policy and other governmental regulations and policies, including the interest rate policies of the Bank of Canada, the United States Federal Reserve or other global central banks and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities or industry-specific legislation or regulations.

Risk management

Management uses its best efforts to monitor, evaluate and manage the principal risks associated with the conduct of the Corporation’s business. These risks include external market risks to which all investors are subject and internal risks resulting from the nature of the business. See “Risk management”. Some of the methods used in managing risk are based upon the use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which may be significantly greater than the historical measures indicated. Other risk management methods depend upon evaluation of information regarding markets, clients or other matters that is publicly available or otherwise accessible. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective. A failure in management’s ability to manage risks could materially adversely affect the business, financial condition or profitability of the Corporation.

Conflicts of interest

Certain of the Corporation’s Investment Products have overlapping investment objectives and potential conflicts may arise with respect to decisions regarding how to allocate investment opportunities among them. Pursuant to the applicable fair allocation policy, if an investment opportunity is suitable for more than one Investment Product, such investment opportunity is equitably allocated in order to ensure that the Investment Products have equal access to the same quality and quantity of investment opportunities. Management consistently seeks to negotiate the best possible price through a broker, and when allocating block trades, allocations are made on a pro rata basis, with consideration given to the objective, strategy, restriction, portfolio composition and cash availability of each Investment Product. Therefore, an Investment Product may not be able to participate fully in an investment opportunity, which may have a negative impact on its investment strategy and accordingly may affect its performance.

It is possible that actual, potential or perceived conflicts could give rise to investor dissatisfaction or litigation or regulatory enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult and the Corporation’s reputation could be damaged if there is a failure to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on the Corporation’s business in a number of ways, including as a result of redemptions by investors, an inability to raise additional funds and a reluctance of counterparties to do business with the Corporation.

Competitive pressures

The industries in which the Corporation operate are highly competitive. Some of the Corporation’s competitors have, and potential future competitors could have, substantially greater technical, financial, marketing, personnel, distribution and other resources. There can be no assurance that the Corporation will be able to achieve or maintain any particular level of AUM or revenues in this competitive environment. The Corporation's merchant bank competed with large domestic and international securities firms, securities subsidiaries of major chartered banks, major regional firms, smaller niche-oriented companies as well as institutional and strategic investors. Competition could have a material adverse effect on profitability and there can be no assurance that the Corporation will be able to compete effectively. In addition, the ability to maintain the management fee and performance fee structure is dependent on the ability to provide clients with products and services that are competitive. Investors have become more price and value conscious for a variety of reasons, including the current state of the capital markets, low interest rates and reduced investment return expectations, increased regulatory and media focus on fees (particularly for mutual funds), inconsistent investment performance and the availability of lower cost investment products. There can be no assurance that the Corporation will be able to retain the current fee structure or, with such fee structure, retain clients in the future. A significant reduction in management fees or performance fees would have a material adverse effect on revenues.

Sustaining and managing growth

Management is required to continuously develop the Corporation’s systems and infrastructure in response to the increasing sophistication of the market and legal, accounting and regulatory developments.

Future growth will depend on, among other things, the ability to maintain an operating platform and management systems sufficient to address growth and will require the Corporation to incur additional expenses and to commit additional senior management and operational resources. As a result, management faces challenges in: (i) maintaining adequate financial and business controls; (ii) implementing new or updated information and financial systems and procedures; and (iii) training, managing and appropriately sizing the work force and other components of the business on a timely and cost-effective basis. There can be no assurance that the Corporation will be able to manage growth effectively or that it will be able to continue to grow, and any failure to do so could adversely affect the ability to generate revenue and control expenses.

The Corporation may enter into new businesses, make future strategic investments or acquisitions or enter into joint ventures, each of which may result in additional risks and uncertainties in its business. For example, the Corporation may have difficulty integrating and assimilating the operations and personnel of any acquired business and fail to realize its previously anticipated synergies, which could adversely impact the Corporation’s results of operations.

Management intends, to the extent that market conditions warrant and regulatory conditions permit, to grow the Corporation’s business, including by increasing AUM, and creating new investment products and businesses. Accordingly, management may pursue growth through strategic investments, acquisitions or joint ventures, including co-management relationships with other investment managers and entering into new lines of business. Risks associated with such activities include: (i) exposure to unknown or unforeseen liabilities of co-managers or acquired companies; (ii) higher than anticipated acquisition or start-up costs and expenses; (iii) increased investments in management and operational personnel, financial management systems and facilities; (iv) difficulty with efficiently co-managing with others or integrating operations and personnel of acquired companies; (v) disruption of ongoing business; (vi) diversion of management’s time and attention; (vii) possible dilution to shareholders; and (viii) loss of investors in existing investment products or other direct clients due to the perception that management is no longer focusing on the Corporation’s core business lines. Entry into certain lines of business may also subject the Corporation to new laws and regulations and may lead to increased litigation and regulatory risk. There can be no assurance that the creation of new investment products or new lines of business or any strategic investments, acquisitions or joint ventures will prove to be successful. If a new business, strategic investment, acquisition or joint venture generates insufficient returns or if management is unable to efficiently manage expanded operations, the Corporation’s results of operations will be materially adversely affected.

Privacy laws

The Corporation is subject to laws and regulations with respect to privacy laws regarding the collection, use, disclosure and protection of client information. These laws and regulations are subject to frequent modifications and updates and require ongoing supervision. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact the Corporation’s business and failure to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims by the Corporation’s clients or third parties.

Foreign exchange risk

The Corporation enters into transactions that are denominated primarily in U.S. dollars and Canadian dollars. Foreign exchange risk arises from foreign exchange movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Corporation and its subsidiaries. The Corporation may employ certain hedging strategies to mitigate foreign exchange risk.

Litigation risk

In general, the Corporation will be exposed to risk of litigation by its clients if the management of any Investment Product is alleged to constitute gross negligence or willful misconduct. The Corporation may also be subject to litigation arising from client dissatisfaction with the performance of an Investment Product or from allegations that management improperly exercised control or influence over companies in which the Investment Products have large investments. The Corporation is exposed to the risk of litigation if an Investment Product suffers catastrophic losses due to the failure of a particular investment strategy or due to the trading activity of an employee who has violated market rules and regulations. The Corporation may also be exposed to risks of litigation or investigation relating to transactions which presented conflicts of interest that were not properly addressed.

In such actions, the Corporation would be obligated to bear legal, settlement and other costs (which may be in excess of available insurance coverage). In addition, although the Corporation may be indemnified, its rights to indemnification may be challenged. If the Corporation is required to incur all or a portion of the costs arising out of litigation or investigations as a result of inadequate insurance proceeds or a failure to obtain or defend a challenge to its indemnification entitlement, the Corporation’s results of operations, financial condition and liquidity would be materially adversely affected.

Minimum regulatory capital requirements

SAM is required to maintain a minimum amount of regulatory capital calculated in accordance with the rules of the Ontario Securities Commission. In addition, SGRIL is registered with FINRA in the United States and is required to maintain a minimum amount of regulatory capital calculated in accordance with the rules of FINRA and the SEC. Historically, such entities have satisfied such requirements with internally generated funds. There can be no assurance that sufficient, or any, funding will continue to be available in the future on acceptable terms. The Corporation monitors the level of regulatory capital required in each of its regulated entities on an ongoing basis to ensure minimum requirements are satisfied. Although each of the Corporation's regulated entities currently has sufficient capital as of the date hereof, growth of the business may require additional capital. Failure to maintain required regulatory capital may subject the Corporation to fines, suspension or revocation of registration or could prohibit expansion of its businesses.

Business resiliency plans

The Corporation is dependent on the availability of its personnel, its office facilities and the proper functioning of its computer and telecommunications systems. While management has implemented a business continuity program, which is reviewed and updated annually, there can be no assurance that the Corporation’s business will not be interrupted and materially adversely affected during a disaster such as a severe weather event, fire, significant water damage, a prolonged loss of electricity or explosion or being collaterally damaged by any of the foregoing occurring to neighboring businesses. The Corporation’s policy is to ensure the continued ability to serve clients and protect their assets and account information, in addition to the people and assets of the Corporation. While management believes the business continuity program has been developed to minimize any disruption, there can be no assurance of business continuity in the event that there are disruptions of normal operations. A disaster could materially interrupt business operations and if the disaster recovery plans prove to be ineffective, it could cause material financial loss, loss of human capital, reputational harm or legal liability, which, in turn, could materially adversely affect the business, financial condition or profitability of the Corporation.

Insurance coverage

The Corporation has various types of insurance, including general commercial liability insurance and financial institution bonds. The adequacy of insurance coverage is evaluated on an ongoing basis, including the cost relative to the benefits. However, there can be no assurance that claims will not exceed the limits of available insurance coverage or that any claim or claims will be ultimately satisfied by an insurer. A judgment against the Corporation in excess of available insurance or in respect of which insurance is not available could have a material adverse effect on the Corporation’s business, financial condition or profitability. There can be no assurance that the Corporation will be able to obtain or maintain its current insurance coverage on favorable economic terms in the future.

Historical financial information

The historical growth rates in the Corporation’s revenue, net income and AUM are not necessarily indicative of future growth rates. The historical returns of the Investment Products should not be considered indicative of the future results that should be expected from such Investment Products or from any future Investment Products. Returns to date have been as a result of investment opportunities and general market conditions that may not repeat themselves, and there can be no assurance that current or future Investment Products will be able to avail themselves of favorable market conditions and/or profitable investment opportunities. The historical rates of return reflect the Corporation’s historical cost structure, which may vary in the future due to factors beyond management’s control, including changes in securities, tax and other laws. In addition, future returns will be affected by the applicable risks described elsewhere in this AIF, including risks of the industries and businesses in which a particular Investment Product invests.

Global events outside of the Corporation’s control may adversely affect the Corporation's business, financial condition and results of operations

The Corporation cautions that global events outside the Corporation's control may have a significant negative effect on the Corporation and its subsidiaries, and may negatively impact the Corporation’s business, financial condition and results of operations, including the ability of the Corporation to provide services. The success of the Corporation’s activities may be affected by general market conditions, the outbreak of pandemics or contagious diseases, armed conflict, flooding and other natural disasters, interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, global disruptions to information technology systems and national and international political circumstances. Examples of recent global events include the COVID-19 pandemic, Russia’s invasion of Ukraine, the Israel-Hamas war, the conflict between Israel and Iran and the CrowdStrike outage. In addition, unexpected volatility or illiquidity could have a significant negative effect on the Corporation. These as well as other global or macroeconomic events may also result in market uncertainty, which could have a material adverse impact on taxation, Common Share liquidity and other shareholder rights generally.

The Corporation’s reliance on third-party service providers and key information technology systems could have an adverse effect on the Corporation’s business.

The Corporation depends on key information technology systems to accurately and efficiently transact its business, provide information to management and prepare financial reports. The Corporation relies on third-party providers for various networking, application hosting and related business process services that support its key information systems, as well as those that collect, maintain and process data about customers, employees, business partners and others, including information about individuals, as well as proprietary information belonging to the Corporation’s business such as trade secrets. The Corporation’s business activities may be materially disrupted in the event of a partial or complete failure of any of these systems, or those of its third-party providers, which could result from, among other things, natural disasters, war, terrorism or other hostile acts, software malfunctions, equipment or telecommunications failures, processing errors, computer viruses, ransomware, phishing, hackers, other security issues or supplier defaults, increased bandwidth requirements or other events beyond the Corporation’s control. For example, the recent global CrowdStrike outage resulted in prolonged interruptions to the availability and functionality of Microsoft applications, which the Corporation and its third-party providers rely upon to perform a number of operations. In addition, cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools - including artificial intelligence - that circumvent security controls, evade detection and remove forensic evidence. As a result, the Corporation may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to its business.

Any damage, significant disruption or breach of the Corporation’s third-party providers’ information technology systems, preventing them to perform as expected, could potentially lead to improper use of the Corporation’s information technology systems, unauthorized access, use, disclosure, loss, modification or destruction of confidential information, information about its customers, employees, and other individuals and operational disruptions. In addition, a cyber-related attack or other system disruption could result in other negative consequences, including damage to the Corporation’s reputation or competitiveness, costly and time-consuming remediation or increased protection actions, compliance and regulatory costs, fines, and penalties, litigation (including class actions), or regulatory action. The Corporation’s security measures, backup and disaster recovery capabilities, business continuity plans and crisis management procedures may not be adequate or implemented properly to avoid such disruptions or failures. The Corporation cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by its existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

Inflation

Global markets have recently experienced increased rates of inflation. Inflation itself, as well as certain governmental efforts to combat inflation, may have significant negative effects on the economies in which the Corporation does business. Any future economic measures to curb inflation could be expected to have similar adverse effects on the level of economic activity in the markets which the Corporation does business and, in turn, on the operations of the Corporation.

Risks related to the Corporation’s Investment Products
The Corporation’s results of operations are dependent on the performance of its Investment Products. Poor performance of any of the Investment Products will result in reduced management fee and performance fee revenues and reduced returns on the Corporation’s proprietary investments therein. In addition, poor performance of the Investment Products will make it difficult for the Corporation to retain or attract investors and grow its business. Each Investment Products is subject to some or all of the following risks:

a.external market and economic conditions beyond the Corporation’s control, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances, have an effect on their respective performance and net asset value;

b.fluctuation in the frequency and size of redemptions could have a negative impact on their respective value, including substantial redemptions of units, which could require the liquidation of positions more rapidly than otherwise desirable in order to raise the necessary cash to fund such redemptions and achieve a market position appropriately reflecting a smaller asset base. A significant amount of redemptions can have a materially adverse effect, which in turn will affect the management fees and performance fees payable to the Corporation;

c.certain of the Investment Products have a limited operating history, and historical performance of any of them individually or collectively is not intended to be, nor should it be construed as an indication or forecast of future performance or an indication as to the future value or return on investment;

d.the competitive environment for investments means there can be uncertainty in identifying and completing investment transactions which can result in less favorable investment terms than would otherwise be the case;
e.investment objectives, strategies, restrictions and/or portfolios are subject to changes over time;

f.investments made in commodities will have prices which are subject to large fluctuations and potential declines in value;
g.investments significantly concentrated in precious metals and the natural resource sector will be subject to larger fluctuations than the fluctuations that occur in the general market;

h.investments which are focused primarily or exclusively on small capitalization companies tend to be less stable and potentially less able to withstand market fluctuations;

i.some of the special investment techniques employed include short selling, leveraging, hedging, using derivatives or options, and concentration of investment holdings, all of which are subject to their own inherent risks;

j.assets may be exposed to currency risk and foreign investment risk when invested in securities that are denominated in foreign currencies and/or in securities of foreign issuers;

k.investments in bonds, preferred shares and/or money market securities will be affected by changes in the general level of interest rates;

l.the inability to pay the expenses of one class or series of units may result in an increase in the expenses of the other classes or series of such fund, managed account or limited partnership, the effect of which could be to lower the investment returns of the other class(es) or series that have been affected, even though the value of the investments of the fund, managed account or limited partnership may have increased;
m.some investment strategies use securities lending, which involves risk of potential loss if the other party to such lending transactions is unable to fulfill its obligations;

n.there may be difficulty in selling due to illiquidity of some of the securities they have invested in;

o.securities exchanges typically have the right to suspend or limit trading, which could render it impossible to liquidate positions and lead to significant unanticipated losses;

p.there may be uncertainty as to whether certain funds will qualify as “mutual fund trusts” under the Income Tax Act (Canada) and this may result in certain adverse tax consequences to the fund if certain investment strategies are employed;

q.the positions taken by the Corporation on the tax treatment related to certain funds and limited partnerships are subject to potential challenge and may not be upheld;

r.there are various expenses incurred from time to time regardless of whether any profits are realized and such expenses or costs may negatively impact the net asset value of a fund, which in turn will affect the management fees and performance fees;

s.they may be subject to losses due to indemnification obligations for which they are not insured;

t.there is no guarantee that foreign jurisdictions will recognize the limited liability of limited partners or unit holders;

u.the valuation of investments is subject to uncertainty as certain investments, such as investments in private companies, may be difficult to value accurately. Independent pricing information may not always be available in relation to such securities and other investments. While audits are conducted by independent auditors in order to assess whether the financial statements are fairly stated in accordance with Canadian generally accepted accounting principles or IFRS, as applicable, the valuations may involve judgment determinations and, if such valuations should prove to be incorrect, their net asset value could be misstated. Accordingly, the Corporation may incur substantial costs in rectifying pricing errors caused by the misstatement of such valuations;

v.the due diligence process undertaken in connection with a particular investment may not reveal all the facts that may be relevant to whether such investment will be successful and there can be no assurance that management will correctly evaluate the risks of making certain investments;

w.investments are made in issuers that the Corporation does not control and accordingly such investments will be subject to the risk that the issuer of the securities may make business, financial or management decisions with which the Corporation does not agree or that the majority stakeholders or the management of the issuer may take risks or otherwise act in a manner that does not serve the Corporation’s interests; and

x.performance of investments significantly concentrated in uranium and the nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity, and, the unique political, technological and environmental factors that affect the nuclear power industry is subject to (i) public opinion risks, including the risk of a nuclear incident and that public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed; and (ii) risks that technical advancements in, and government subsidies for, renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable than nuclear power, in each case which could have an adverse impact on the demand for nuclear power and the future price of uranium.

Administrative services

Administrative services provided by the Corporation depend in some cases on software and services provided by third parties. The loss of these suppliers’ products or services, or problems or errors related to such products could have an adverse effect on the ability of the Corporation to effectively provide these administrative services. Significant changes to the pricing arrangements with such third parties could materially adversely affect operating results. There can be no assurance that the systems of key third party service providers will operate without interruption or that the providers will be able to prevent extended service interruptions in the event of a systems failure, natural disaster or outage, any of which could materially adversely affect the Corporation’s business, operations and profitability.

Sub-advisory relationships
SAM’s current sub-advisory relationships in respect of certain funds managed by Ninepoint may be terminated by Ninepoint with notice. There is no assurance that SAM will continue to sub-advise these funds after such date and a failure to do so would have a negative impact on AUM, management fees and potential performance fees, as well as potentially overall profitability.

Risks relating to the Corporation’s investments
The Corporation’s financial condition and profitability are dependent, in part, on the performance of its investment portfolio. Reduced returns on these investments may have a material adverse impact on the Corporation. Additional risks associated with the Corporation’s investments include the following risks:

Reliance on management

Success of these investments depends on, among other things, the Corporation’s ability to manage its respective investments and assets. There is no guarantee that particular strategies employed will be successful, or that the Corporation will be able to continue to rely on the key personnel it depends on in this role.

Investments in the Corporation’s Investment Products

A significant portion of the Corporation’s investments are invested in the Corporation’s Investment Products. The value of the investments is dependent on the performance of the Investment Products. The performance of the Investment Products is subject to a number of risks, including those identified above in “Risk factors - risks related to the Corporation’s Investment Products”, any of which may materially decrease the value of the investments.

Competitive environment

The competitive environment for investments means there can be uncertainty in identifying and completing investment transactions which can result in less favorable investment terms than would otherwise be the case.

Concentration in natural resource sector

Investments made in commodities will have prices which are subject to large fluctuations and potential declines in value. Therefore, the Corporation’s short-term investments that are concentrated in the natural resource sector are subject to larger fluctuations than the fluctuations that occur in the general market.

Illiquidity of securities

The Corporation may experience difficulty liquidating its investments in securities of private and/or small capitalization companies due to the lack of a market or other restrictions on trading. In addition, securities exchanges typically have the right to suspend or limit trading which could render it impossible to liquidate positions in publicly traded companies. Either circumstance could lead to significant unanticipated losses.

Risks related to the private strategies segment

The Corporation’s results of operations are dependent, in part, on its private strategies segment. The nature and credit quality of the Corporation’s and the Lending and Streaming Funds' respective loan and stream portfolios, including the quality of the collateral security that they each obtain, will impact the return they are each able to generate. Risks associated with the Corporation’s private strategies segment include the following risks:

Credit risk and default in repayment obligations by borrowers

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Corporation may result. In the event of a default by a borrower, there can be no assurance that the Corporation (either directly or indirectly via borrowers of the Lending Funds or Streaming Funds the Corporation co-invest with) or the Lending Fund, as applicable, will be able to secure repayment of the principal amount or interest accruing under the loan. If the Corporation or Lending Funds cannot realize on an outstanding loan due to a default by a borrower, the Corporation's financial condition and operating results will be adversely impacted.

Operational and other risks faced by operators of properties subject to streaming or royalty arrangements

Revenue and the value of the investments of the Streaming Funds the Corporation co-invests with are indirectly subject to hazards and risks normally associated with developing and operating mining properties, including the following:

a.insufficient ore reserves;
b.increased capital or operating costs;
c.declines in the price of gold, silver, copper, nickel, or other metals;
d.construction or development delays;
e.operational disruptions, including those caused by pandemics or other global or local health crises;
f.inability to obtain or maintain necessary permits;
g.inability to replace or increase reserves as properties are mined;
h.inability to maintain, or challenges to, exploration or mining rights;
i.changes in mining taxes and royalties payable to governments;
j.significant changes to environmental, permitting, or other regulatory requirements;
k.challenges to operations, permits, or mining rights by local communities, indigenous populations, non-government organizations, or others;
l.litigation between operators and third parties relating to the properties;
m.community or civil unrest, including protests and blockades;
n.labor shortages, increased labor costs, labor disputes, strikes, or work stoppages;
o.unavailability of mining, drilling, or other equipment;
p.unanticipated geological conditions or metallurgical characteristics;
q.unanticipated ground or water conditions, including lack of access to sufficient water;
r.inadequate supplies of power or other raw materials;

s.pit wall or tailings dam failures or underground stability issues;
t.fires, explosions, or other industrial accidents;
u.injuries to humans, property, or the environment;
v.natural catastrophes and environmental hazards such as earthquakes, droughts, floods, forest fires, hurricanes, inclement weather, or climate events;
w.physical effects of climate change and regulatory changes designed to reduce the effects of climate change;
x.uncertain political and economic environments;
y.economic downturns;
z.insufficient financing or inability to obtain financing;
aa.default by an operator on its obligations to us or its other creditors;
ab.insolvency, bankruptcy, or other financial difficulty of the operator; and
ac.changes in laws or regulations or the enforcement of laws or regulations.

The occurrence of any of these events could negatively impact operations at the properties in which our Streaming Funds that we co-invest with hold stream or royalty interests, which in turn could adversely impact the Corporation's financial condition and operating results.

Decline in the value of natural resource commodities

The Corporation is exposed to adverse changes in conditions which affect commodity prices for its and the Lending Funds' natural resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Corporation’s or the Lending Funds' loans fall to levels approaching or below the loan amounts. Any decrease in commodity or energy prices may delay the development of the underlying security or business plans a borrower and will adversely affect the value of the Corporation’s or the Lending Funds' security. Additionally, the value of the Corporation’s or the Lending Funds' respective underlying security in a natural resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated. If the underlying resource commodity against which the Corporation or the Lending Funds hold security declines in value, then the Corporation or the Lending Funds, as applicable, may not be able to recover the amount of all of an outstanding loan plus expenses in the event of a default by a borrower. If the Corporation or Lending Funds are unable to realize on their security to recover the principal amounts plus amounts on account of accrued interest and expenses in the event of a loan default or defaults, then the Corporation's financial condition and operating results will be adversely impacted. In addition, a general decline in the natural resource sector can materially reduce the value of any shares or warrants received in connection with loans made to borrowers.

Inability to realize on or dispose of security granted by borrowers on a defaulted loan

The Corporation and the Lending and Streaming Funds generally obtain security for their loans. This security may be in a variety of forms including, but not limited to, direct charges on mineral rights, mortgages, general security agreements, assignments of interests in property, pledges of shares and corporate guarantees. In addition, if the Corporation or the Lending and Streaming Funds are required to enforce their respective security, the Corporation or the Lending and Streaming Funds, as applicable, may incur significant expenses of sale, including legal and other expenses. There is no assurance that the net proceeds obtained from the enforcement of any security held by the Corporation or Lending and Streaming Funds will be sufficient to recover the outstanding principal and accrued interest due under the relevant loan. If the Corporation or Lending and Streaming Funds suffer a shortfall, then the Corporation's financial condition and operating results may be adversely impacted. There is no assurance that the Corporation or Lending and Streaming Funds will be able to dispose of security on a timely basis and, as such, the Corporation's financial condition may be adversely affected.

Ability to identify and assess candidates for loans and streams

The Corporation and Lending and Streaming Funds rely on management to properly assess and identify qualified candidates for loans. Management undertakes an analysis of the fundamental business characteristics of all prospective borrowers and uses professionals in this assessment. Management researches factors that affect the credit risk of the borrower and the ability of the borrower to repay the loan. If management’s assessment of the ability of a borrower to repay a loan or the value of a borrower’s security is not correct, then the Corporation’s or Lending and Streaming Funds' loans and revenues may be at greater risk than estimated by management with the result that the Corporation's financial condition and operating results may be adversely impacted.

Leveraged nature of companies

The companies in the natural resource sector in which the Corporation and Lending and Streaming Funds will invest may have leveraged capital structures. The Corporation or Lending and Streaming Funds may be subject to increased exposure to adverse economic factors such as a rise in interest rates, fluctuations in the debt market, a downturn in the economy or deterioration in the condition of such company or its industry. As a result, these companies’ flexibility to respond to changing business and economic conditions may be limited. In the event that a company is unable to generate sufficient cash flow to meet principal and interest payments on its indebtedness, high leverage will magnify the adverse effect on the value of the Corporation’s, Lending Funds or other lending vehicle's loan to, or streaming arrangements with, such company. In the event any company cannot generate adequate cash flow to meet, service or repay its loan or generate sufficient production under a streaming arrangement, the Corporation or Lending and Streaming Funds, as applicable, may suffer a partial or total loss, which could adversely affect the returns of the Corporation.

Commodity price fluctuations

Future market values and the amount of future income is uncertain due to the fluctuation in the price of specific commodities. The Corporation or Lending and Streaming Funds may each, from time to time, enter into certain precious metal loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Corporation or the Lending and Streaming Funds.

Foreign country and political risk

The Corporation or Lending and Streaming Funds may enter into lending agreements with natural resource companies operating in various international locations. There are a number of risks that borrowers may face in foreign jurisdictions including, but not limited to, uncertain political or economic environments, terrorism or military action, civil disruption, changes to law or regulations, and government expropriation of property. Any of these risks could potentially adversely affect the borrower’s ability to repay its respective indebtedness with the Corporation or the Lending and Streaming Funds. Changes in governments or policies could also adversely affect the Corporation and Lending Funds or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers. There is no assurance that governments will allow the transfer or sale of the underlying security.

Environmental

Operations of a resource company borrower will be subject to a variety of operating risks peculiar to the environment, such as forest fires, hurricanes or other adverse weather conditions, to more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations. Such operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. A borrower (and, potentially, the Corporation or Lending and Streaming Funds) could be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have material adverse effect on a borrower’s financial condition, results of operations and ability to repay the Corporation or Lending and Streaming Funds, as applicable.

Syndication of loans

The Corporation has, from time to time, entered into strategic relationships to syndicate certain loans as part of its strategy to diversify and manage risks associated with its loan portfolio, its liquidity position and to generate syndication fees. No assurance can be given that such existing strategic relationships will continue or that the terms and conditions of such relationships will not be modified in a way that renders them uneconomic. Furthermore, there can be no assurance that the Corporation will be able to enter into such relationships in the future. The inability to do so may adversely affect the Corporation’s ability to continue to service existing and prospective clients and manage its liquidity position.

Interest rate fluctuations

Decreases in prevailing interest rates may reduce the interest rates that the Corporation or Lending Funds are able to charge borrowers. Increases in prevailing interest rates may result in fewer borrowers being able to afford the cost of a loan. Accordingly, fluctuations in interest rates may adversely impact the Corporation’s profitability.

Change in environmental laws and regulations

Changes in environmental laws and regulations can adversely impact a borrower’s ability to repay its indebtedness with the Corporation or Lending Funds or obtain additional financing which could result in the Corporation’s business and operating or financial results being adversely impacted. If a borrower fails to meet applicable environmental laws and regulations or such laws or regulations are revised, a borrower’s licenses could be revoked or suspended; thereby reducing the value of the underlying security of the loan and/or the borrower’s ability to repay its indebtedness. In exchange for the loans they make, the Corporation or the Lending and Streaming Funds may take security in the form of real property mortgages. If environmental issues were to arise where the Corporation, Lending Funds or other lending vehicles are deemed to be in possession or acquires ownership of the property, the Corporation, Lending Funds or other lending vehicles may be liable for remediation costs or other environmental liabilities.

Risks related to the organization, structure and Common Shares

Share price fluctuation

The market price of the Common Shares could fluctuate significantly as a result of many factors, including the following: (i) economic and stock market conditions generally and specifically as they may impact participants in the investment management industry; (ii) the Corporation’s earnings and results of operations and other developments affecting the Corporation’s business; (iii) sales of additional Common Shares into the market by the shareholders who are a part of management of the Corporation, significant shareholders of the Corporation and/or other employees of the Corporation; (iv) changes in financial estimates and recommendations by securities analysts following the Common Shares; (v) earnings and other announcements by, and changes in market evaluations of, participants in the investment management industry; (vi) changes in business or regulatory conditions affecting participants in the investment management industry; and (vii) trading volume of the Common Shares.

In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results or prospects have improved or not changed.

Dilution and/or consolidation

The Corporation may sell or issue additional Common Shares (or securities convertible or exchangeable into Common Shares) in the future to finance future activities. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Issuances of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional issuance of Common Shares (or securities convertible or exchangeable into Common Shares), investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

Sales by management shareholders or significant shareholders

Subject to compliance with applicable securities laws, management shareholders and/or significant shareholders may sell some or all of their Common Shares in the future. No prediction can be made as to the effect, if any, such future sales of Common Shares by management shareholders and/or significant shareholders will have on the market price of the Common Shares prevailing from time to time. However, the future sale of a substantial number of Common Shares by management shareholders and/or significant shareholders, or the perception that such sales could occur, could adversely affect prevailing market prices for Common Shares.

Restrictions on share ownership and transfer

The ownership of Common Shares is subject to certain restrictions under legislation applicable to certain of the Corporation's subsidiaries and rules and regulations established by securities regulatory authorities and certain self-regulatory organizations. If any person (together with its associates and affiliates and any person acting jointly or in concert with it) controls or acquires control of, 10% or more of the issued and outstanding Common Shares (after giving effect to the conversion or exchange of any securities convertible or exchangeable into Common Shares that are controlled by such person, its associates and affiliates and any person acting jointly or in concert with it), the Corporation and/or its subsidiaries may be required to provide notice to, or require approval from, such securities regulatory authorities and self-regulatory organizations. The failure of the Corporation and/or its subsidiaries to so notify, or receive approval from, such entities may result in sanctions or the termination of memberships and/or registrations necessary for the operation of their business. The imposition of such sanctions or the termination of such memberships and/or registrations could have a material adverse effect on the business, financial results, financial condition and general business prospects of the Corporation and/or its subsidiaries. As a result of these restrictions, the market for significant blocks of Common Shares may be limited.

Dividends

The payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Corporation will be at the discretion of the Board and will be established on the basis of the Corporation’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors.

Maintaining NYSE and TSX listing standards

The Corporation must meet continuing listing standards to maintain the listing of Common Shares on the NYSE and the TSX and there is no assurance that it will do so. If the Corporation fails to comply with listing standards and the NYSE and/or the TSX delists the Common Shares, the Corporation and its shareholders could face significant material adverse consequences, including significantly reduced liquidity for Common Shares.

As a public company, the business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Corporation’s compliance costs and the risk of non-compliance, which could adversely impact the price of Common Shares.

Shareholder protections

The Corporation’s shareholder protections may differ from shareholder protections in the United States and elsewhere. The Corporation is organized and exists under the laws of the Province of Ontario, Canada and, accordingly, is governed by the OBCA. The OBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions and proceedings relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records.

Foreign private issuer
Because the Corporation is a “foreign private issuer” under the U.S. Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•the requirements to file financial statements prepared in accordance with U.S. generally accepted accounting practices;
•the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the U.S. Exchange Act;
•the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.

For so long as the Corporation chooses to only comply with foreign private issuer requirements, the information it is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, shareholders may not be afforded the same protections or information which would be made available to them if they were investing in a U.S. domestic issuer.

Dividends

All dividends are subject to declaration by the Board. Whether to declare any dividends and the amount of any such dividends are determined by the Board, in its sole discretion, after considering general business conditions, the Corporation’s financial results, including the level of performance fees paid to the Corporation, the Corporation’s solvency position and working capital requirements, and other factors it determines to be relevant at the time. The Corporation’s dividend policy currently provides that the Board will declare, and the Corporation will pay, quarterly dividends on its Common Shares in the amount of $0.30 per Common Share. There is no certainty that any dividends will be declared or paid; however there is not currently any intention to change the Corporation's dividend policy. Any dividend policy established by the Board can be changed at any time and such policy is not binding on the Corporation.
Total dividends paid during the year ended December 31, 2024 were $27.1 million. During the last three financial years, the Corporation has declared and paid cash dividends per Common Share as noted below:

Dividend per Common Share	Record Date	Payment Date
$0.25	March 7, 2022	March 22, 2022
$0.25	May 16, 2022	May 31, 2022
$0.25	August 12, 2022	August 29, 2022
$0.25	November 14, 2022	November 29, 2022
$0.25	March 6, 2023	March 21, 2023
$0.25	May 15, 2023	May 30, 2023
$0.25	August 21, 2023	September 5, 2023
$0.25	November 13, 2023	November 28, 2023
$0.25	March 4, 2024	March 19, 2024
$0.25	May 21, 2024	June 5, 2024
$0.25	August 19, 2024	September 3, 2024
$0.30	November 18, 2024	December 3, 2024
Unless indicated otherwise, all dividends on Common Shares will be designated as “eligible dividends” under the Income Tax Act (Canada).

Capital structure

The authorized share capital of the Corporation consists of an unlimited number of shares designated as Common Shares, of which 25,814,859 Common Shares are issued and outstanding as of the date hereof.
Common Shares

Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Corporation, and to attend and cast one vote per Common Share at all such meetings. Holders of Common Shares are entitled to receive on a pro-rata basis (i) such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefore; and (ii) upon the liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation after payment of debts and other liabilities (in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to, or on a pro rata basis with, the holders of Common Shares with respect to dividends or liquidation). The Common Shares do not carry any preemptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. See also “Dividends”.

Restriction on share ownership

The Corporation may not, without regulatory approval, permit an investor, alone or together with its associates and affiliates, to own voting securities carrying 10% or more of the votes carried by all voting securities in SAM or the Corporation, 10% or more of the outstanding participating securities of SAM or the Corporation, or an interest of 10% or more in the total equity of the Corporation.

Market for securities

Trading price and volume
The Common Shares are listed and posted for trading on the NYSE and TSX under the stock symbol “SII”. Information concerning the trading prices and aggregate volume of the Common Shares on the NYSE and TSX during each month of fiscal 2024 is set out below:

NYSE ($)
Month	High	Low	Aggregate volume
January	$36.41	$31.49	147,437
February	$38.51	$35.75	148,042
March	$37.39	$34.51	133,127
April	$42.36	$36.79	301,122
May	$47.19	$39.13	328,046
June	$44.85	$40.53	131,426
July	$46.52	$40.93	185,973
August	$44.25	$38.88	232,733
September	$44.90	$38.50	173,390
October	$47.86	$43.23	127,679
November	$45.47	$41.30	182,140
December	$46.14	$40.98	115,404

TSX (CAD$)
Month	High	Low	Aggregate volume
January	$48.92	$42.24	385,701
February	$52.02	$47.87	365,462
March	$50.59	$46.59	362,525
April	$58.29	$49.90	587,302
May	$64.26	$53.86	906,944
June	$61.06	$55.69	497,440
July	$64.30	$56.03	768,182
August	$61.47	$53.34	657,044
September	$60.60	$52.20	375,464
October	$66.31	$58.41	495,098
November	$63.20	$58.00	919,263
December	$65.41	$59.03	477,547

Prior sales
The Corporation granted no stock options under the option plan during the most recently completed financial year.
The Corporation granted no restricted share units ("RSUs") under the EIP during the most recently completed financial year.
The Corporation has granted the following deferred share units (“DSUs”) under its deferred share unit plan since January 1, 2024:

Date of Grant	Number of DSUs	Issue Price (CAD$)
March 19, 2024	409	$48.72
March 28, 2024	2,541	$48.73
June 5, 2024	348	$60.86
June 28, 2024	2,288	$57.21
September 3, 2024	391	$55.98
September 30, 2024	2,271	$59.71
December 3, 2024	463	$61.45
December 31, 2024	2,280	$60.43
Total DSUs Granted:	10,991

Escrowed securities

There were no securities of the Corporation held, to the knowledge of the Corporation, in escrow or that were subject to a contractual restriction on transfer during the Corporation’s most recently completed financial year.

Directors and executive officers

As of December 31, 2024, the Board consists of seven directors. All directors were elected or appointed to serve until the next annual meeting of shareholders of the Corporation, subject to earlier resignation or removal. The following table sets forth the name, province or state and country of residence, position(s) held with the Corporation, principal occupation, period of directorship with the Corporation and shareholdings of each of the directors and executive officers of the Corporation.

Name, Province/State and country of residence	Position(s) held with the Corporation	Principal occupation	Director since	Number of voting securities owned or controlled or directed(1)	Percentage of issued and outstanding voting securities(1)
Ronald Dewhurst(2) Victoria, Australia	Chairman of the Board	Corporate Director	2017	—	—%
Graham Birch(3) Dorset, England	Director	Corporate Director	2019	—	—%
Barbara Connolly Keady(3)(4) Connecticut, United States	Director	Director of Marketing Ceres Partners LP (asset manager focused on US farmland)	2021	—	—%
Catherine Raw(2) Victoria, Australia	Director	Chief Development Officer BHP	2022	—	—%
Judith O'Connell (2)(4) Vermont, United States	Director	Managing Partner and CEO Champlain Investments	2023	—	—%
Dinaz Dadyburjor(3)(4) Ontario, Canada	Director	Corporate Director	2024	—	—%
Whitney George Connecticut, United States	CEO and Director	CEO of the Corporation, Chairman of Sprott USA	2022	1,433,030	5.55%
Kevin Hibbert(5) Ontario, Canada	Chief Financial Officer and Senior Managing Partner	CFO and Co-Head, Enterprise Shared Services	N/A	55,893	0.22%
Arthur Einav(6) Ontario, Canada	General Counsel, Corporate Secretary and Senior Managing Partner	General Counsel, Co-Head, Enterprise Shared Services	N/A	205,000	0.79%
John Ciampaglia(7) Ontario, Canada	Senior Managing Partner	CEO of SAM	N/A	126,750	0.49%
Edward Coyne Florida, United States	Senior Managing Partner	Head of Global Sales, Sprott Inc.	N/A	10,000	0.04%
Greg Caione Connecticut, United States	Senior Managing Partner	Managing Partner, Private Strategies	N/A	17,239	0.07%
Heather MacLeod Connecticut, United States	Senior Managing Partner	Chief Marketing Officer	N/A	2,931	0.01%
Varinder Bhathal(8) Ontario, Canada	Managing Partner	Chief Controller	N/A	121,733	0.47%
Notes:
(1) The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and executive officers, not being within the knowledge of the Corporation, has been obtained from the System for Electronic Disclosure by Insiders.
(2) Member of the Compensation Committee.
(3) Member of the Audit and Risk Management Committee.
(4) Member of the Governance, Sustainability and Nominating Committee.
(5) All of Mr. Hibbert's 55,893 Common Shares were granted under the EPSP and have vested.
(6) All of Mr. Einav's 205,000 Common Shares were granted under the EPSP and have vested.
(7) All of Mr. Ciampaglia's 126,750 Common Shares were granted under the EPSP and have vested.
(8) All of Ms. Bhathal's 121,733 Common Shares were granted under the EPSP and have vested.

Each of the foregoing individuals have been engaged in the principal occupation set forth opposite his or her name during the past five years or in a similar capacity except for: (i) Whitney George, who previously served as President of the Corporation and prior to that was Senior Portfolio Manager of Sprott U.S.; (ii) Greg Caione, who previously served as Managing Partner, Sprott Resource Lending Corporation; (iii) Heather MacLeod, who previously served as Vice President, Marketing, Sprott Inc.; and (iv) Varinder Bhathal, who previously served as Managing Director, Finance and Investment Operations, Sprott Inc.
The directors and executive officers of the Corporation, as a group directly or indirectly, beneficially own, or control or direct 1,972,576 Common Shares, being 7.64% of the total issued and outstanding Common Shares.
Corporate cease trade orders, bankruptcies or penalties or sanctions
No director, officer or executive officer of the Corporation is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Corporation), that:

a.was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an “order”) that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO; or;
b.was subject to an order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

Other than as described below, no director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:
a.is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or
b.has, within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to:
a.any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
b.any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

All of the above disclosure also applies to any personal holding companies of any of the persons referred to above.

Mr. Einav was a director of RII North America Inc. on behalf of a company managed by the Corporation. On November 19, 2018, RII North America Inc. filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act (Canada).

Legal proceedings and regulatory actions

Management of the Corporation is not aware of any material litigation or regulatory action that the Corporation may be a party to.

Interest of management and others in material transactions

Other than as described elsewhere herein, to the knowledge of the Corporation, no (i) director or executive officer of the Corporation; (ii) person or company who beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Corporation; or (iii) associate or affiliate of any of the persons or companies referred to in (i) or (ii), has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Corporation.
The Corporation’s directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors and officers of conflicts of interest and the fact that the Corporation will rely upon such laws in respect of any director’s or officer’s conflicts of interest or in respect of breaches of duty by any of its directors or officers. All such conflicts must be disclosed by such directors or officers in accordance with the OBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Transfer agent and registrar

The U.S. transfer agent and registrar for the Common Shares is Continental Stock Transfer & Trust Company at its principal office located at 1 State Street, 30th Floor, New York, NY 10004-1561.

The Canadian transfer agent and registrar for the Common Shares is TMX Equity Transfer Services at its principal office located at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1.

Material contracts

To the knowledge of the Corporation, no material contracts require disclosure under this item.

Audit and risk management committee information

The Board has established an audit and risk management committee (the “audit committee”) comprised of Graham Birch (Chair), Dinaz Dadyburjor and Barbara Connolly Keady. All members of the audit committee are independent and non-executive directors of the Corporation. All members of the audit committee meet the independence and financial literacy requirements of National Instrument 52-110 – Audit Committees.

Dr. Graham Birch has spent over 35 years in the mining equity industries, including roles at Panmure Gordon, Kleinwort Benson Securities, Ord Minnett and Mercury Asset Management. Dr. Birch was the Managing Director and Head of the Natural Resources Investment Team at BlackRock in London until 2010. In addition, he has been a non-executive director at ETF Securities and Hochschild Mining. Dr. Birch has a PhD in Mining Geology from the Royal School of Mines, Imperial College London.

Dinaz Dadyburjor is a senior executive with 30 years of experience in the asset management industry. She is a seasoned business leader working for large global organizations across multiple business functions including finance, investment fund operations, risk management and governance. Most recently, Ms. Dadyburjor was a Managing Partner at Brookfield Asset Management where she had various global leadership roles in finance, investment fund operations, client service, risk management and corporate sustainability. Prior to that, she was a senior executive at Mackenzie Financial (now part of IGM) overseeing fund finance, operations and technology. Ms. Dadyburjor has extensive experience with corporate boards as a member of management and with non-profit boards as board and audit committee member. Ms. Dadyburjor is a CPA, CA and holds a Bachelor of Business Administration Degree from the University of Miami.

Barbara Connolly Keady has over 15 years of finance and asset management industry experience and currently serves as Director of Marketing for Ceres Partners, a large agricultural asset manager in the United States. Previously she was a research analyst at Southport Management, a convertible bond hedge fund based in Connecticut. Prior to that, Ms. Keady worked as an associate in the Private Wealth Management group at Morgan Stanley. She started her career at Bankers Trust Company in their fixed income sales department. Ms. Keady received a B.S. from the McIntire School of Commerce at the University of Virginia and an MBA in Finance from Columbia University. She previously served as a director on the board of Sprott Focus Trust (FUND), the Sprott Gold Equity Fund, the Sprott Gold Miners ETF, and the Sprott Junior Gold Miners ETF.

The Board has adopted a written mandate for the audit committee, which sets out the audit committee’s responsibility in overseeing enterprise risk management, the accounting and financial reporting processes of the Corporation, audits of the financial statements of the Corporation, and the appointment, compensation, and oversight of the work of any registered external auditor employed by the Corporation for the purpose of preparing or issuing an audit report or related work. This mandate is reviewed and assessed at least annually or otherwise, as deemed appropriate, by the Board with the assistance of the Governance, Sustainability and Nominating Committee and the audit committee. A copy of this mandate is attached hereto as Appendix “A”.

At no time since January 1, 2017 has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the Board.

Pre-approval policies and procedures

The audit committee is responsible for the oversight of the work of the external auditor. As part of this responsibility, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditor in order to assure that they do not impair the external auditor's independence from the Corporation. Accordingly, on May 12, 2016, the audit committee adopted an Audit and Non-Audit Pre-Approval Policy (the "Pre-Approval Policy"), which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditor may be pre-approved.

Unless a type of service has received the pre-approval of the audit committee for the fiscal year pursuant to the Pre-Approval Policy, it requires specific pre-approval by the audit committee if it is to be provided by the external auditor. Any proposed services exceeding the pre-approved cost levels or budgeted amounts for the fiscal year as specified in the Pre-Approval Policy, will also require specific pre-approval by the audit committee.

The audit committee considers whether such services raise any issue regarding the independence of the external auditor. For this purpose, the audit committee also takes into account whether the external auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Corporation's business, people, culture, accounting, systems, risk profile and other factors and whether the service might enhance the Corporation's ability to manage or control risk or improve audit quality. All such factors are considered as a whole, and no one factor is necessarily determinative.

The audit committee is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services and may determine, for each fiscal year, the appropriate ratio between the total amount of fees for audit services, and audit-related services and the total amount of fees for tax services and for certain permissible non-audit services classified as all other services.

The Pre-Approval Policy describes the audit, audit-related, tax and all other services that have been granted the pre-approval of the audit committee. The term of such pre-approval is 12 months from the date of pre-approval, unless the audit committee considers a different period and states otherwise. The audit committee annually reviews and pre-approves the services that may be provided by the external auditor without obtaining specific pre-approval from the audit committee. The audit committee can add or subtract to the list of pre-approved services from time to time, based on subsequent determinations.

The Pre-Approval Policy also outlines a list of prohibited non-audit services which may not be provided by the Corporation's external auditor.

On October 31, 2023, the audit committee amended the Pre-Approval Policy to provide the CFO with the authority to review and approve services to be provided by an external audit firm that is not the Corporation's external auditor. On the same date, the audit committee also granted pre-approval for all audit, audit-related, tax and all other services to be provided to the Corporation by the external auditor as specified in the Pre-Approval Policy to an aggregate annual (fiscal year) maximum of $1,500,000 (other than specifically pre-approved audit services). The audit committee mandates that the aggregate fees paid to the external auditor for non-audit and audited related fees to not exceed 50% of the total external audit fees paid.

External Auditor Fees
KPMG LLP was appointed as the Corporation's auditors effective January 1, 2016.
For the fiscal years ended December 31, 2024 and December 31, 2023, the fees received and accrued by KPMG LLP are summarized below for each category:

Service(1)	Fees Incurred	Fees Incurred
	2024	2023
Audit Fees	$858,140	$725,000
Audit-Related Fees	$—	$—
Tax Fees(2)	$67,473	$41,232
All Other Fees	$—	$—
Total Fees (3)	$925,613	$766,232
Notes:
(1)Fees do not include any fees related to services provided with respect to the funds managed by the Corporation. Fees for services related to the funds include: Audit and Audit-Related Fees - $2,271,898 (2023 - $2,084,324), Tax Fees - $524,346 (2023 - $1,081,297).
(2)Tax services include tax compliance and direct and indirect tax advisory services.
(3)Fees paid in CAD$ have been converted to U.S. dollars based on the average FX rate in the year

	2024			2023
	Non-audit and non-audit related services	Percentage of total fees		Non-audit and non-audit related services	Percentage of total fees
Maximum allowable (per Sprott policy)	$462,807	50%	*	$383,116	50%
Actual	$67,473	7%		$41,232	5%

*Glass Lewis recommends that non-audit and non-audit related services should not exceed 67% of total external audit fees

Interest of experts

KPMG LLP, the auditors of the Corporation, who have prepared a Report of Independent Registered Public Accounting Firm dated February 25, 2025 with respect to the consolidated financial statements of the Corporation for its fiscal year ended December 31, 2024, have advised that they are independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

Additional information

Additional information relating to the Corporation may be found on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors.
Additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for its most recently completed financial year.

APPENDIX A

SPROTT INC.
AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER

General
The board of directors (the “Board”) of Sprott Inc. (the “Corporation”) has delegated the responsibilities, authorities and duties described below to the audit and risk management committee (the “Committee”). For the purpose of these terms of reference, the term “Corporation” shall include the Corporation and its subsidiaries.
The overall purpose of the Committee is to assist the Board in its oversight of (i) the integrity of the Corporation's financial statements; (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the external auditor's qualifications and independence; and (iv) the performance of the Corporation's internal audit function and external auditors.
The Committee shall be directly responsible for overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation, and the Committee shall be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Corporation (including resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In so doing, the Committee will comply with all applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

Members
1.The Committee will be comprised of a minimum of three directors. Each Committee member shall be independent within independence standards established by the Board and all applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In addition, each Committee member shall be “financially literate” and at least one member of the Committee shall be designated as an “audit committee financial expert” and shall have “accounting or related financial management expertise”, in each case, as such qualification is interpreted by the Board in its business judgement and as defined by applicable stock exchange rules and securities legislation. Committee members may not serve on more than two other public company audit committees, except with the prior approval of the Board.

2.Members of the Committee shall be appointed annually by the Board at the first meeting of the Board after the annual general meeting of shareholders. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

3.The Chair of the Committee will be designated by the Board, on the recommendation of the Governance, Sustainability and Nominating Committee, or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Chair of the Committee shall, among other things, have the following duties and responsibilities:

(a)overseeing the structure, effectiveness of the Committee, membership and activities delegated to the Committee;
(b)chairing meetings of the Committee and encouraging free and open discussion at such meetings, including encouraging members to ask questions and express viewpoints during meetings;
(c)scheduling and setting the agenda for meetings of the Committee with input from other members of the Committee, the Board and management as appropriate;
(d)facilitating the timely, accurate and proper flow of information to and from the Committee, including reporting periodically to the Board;
(e)arranging sufficient time during meetings of the Committee to discuss agenda items;

(f)taking reasonable steps to ensure the duties of the Committee are understood by members; and
(g)carrying out such other duties as may reasonably be requested by the Board.
Meetings
4.The Committee will meet at least quarterly and at such times and at such locations as the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation’s quarterly and annual financial statements and related management discussion and analysis, if applicable. Notice of every meeting shall be given to the external auditor, who shall, at the expense of the Corporation, be entitled to attend and to be heard thereat. The external auditor or any member of the Committee may also request a meeting of the Committee. The Committee shall meet at each regularly scheduled Committee meeting alone without management present, and shall meet separately with applicable senior management and the external auditors. The external auditor and management employees of the Corporation shall, when required by the Committee, attend any meeting of the Committee. Any director of the Corporation may request the Chair of the Committee to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such director, and may participate in such meeting to the extent permitted by the Chair of the Committee.
5.Meetings of the Committee shall be validly constituted if a majority of the members of the Committee is present in person or by telephone conference. A resolution in writing signed by all the members of the Committee entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.
6.The Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Committee meeting with the Board.
Committee Charter and Performance
7.This charter sets out the Committee’s mandate and responsibilities, which the Committee shall review and assess the adequacy of and the effectiveness of the Committee at least annually and propose recommended changes to the Governance, Sustainability and Nominating Committee who will do same and recommend changes to the Board for its approval.
8.The Committee shall present to the Board the results of its evaluation. In conducting the review of the Committee's performance, the Committee shall address all matters that it deems relevant to its performance, including as applicable the following: the adequacy, appropriateness and quality of information and recommendations of the Committee to the Board, the manner in which they were discussed and whether the number and length of meetings of the Committee were adequate for the Committee to complete its work in a thorough and informed matter.
9.Authority to make minor technical amendments to this charter is hereby delegated to the Corporation’s corporate secretary, who will report any such amendments to the Board at its next meeting.
Committee Authority and Responsibilities
10.General
The overall duties of the Committee shall be to:
(i)assist the Board in the discharge of its duties relating to the Corporation’s accounting policies and practices, reporting practices and internal controls;
(ii)establish and maintain a direct line of communication with the Corporation’s external auditor and assess their performance;
(iii)oversee the work of the external auditor engaged to prepare or issue an auditor’s report or to prepare other audit, review or attest services for the Corporation, including resolution of disagreements between management and the external auditor regarding financial reporting;
(iv)ensure that management has designed, implemented and is maintaining an effective system of internal controls and disclosure controls and procedures;
(v)monitor the credibility and objectivity of the Corporation’s financial reports;

(vi)report regularly to the Board on the fulfillment of the Committee’s duties, including any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the external auditor or the performance of the internal audit function;
(vii)assist, with the assistance of the Corporation’s legal counsel, the Board in the discharge of its duties relating to the Corporation’s compliance with legal and regulatory requirements; and
(viii)assist the Board in the discharge of its duties relating to risk assessment and risk management.
11.External Auditor
The external auditor will report directly to the Committee and the Committee should have a clear understanding with the external auditor that such auditor must maintain an open and transparent relationship with the Committee and that ultimate accountability of the auditor is to the shareholders of the Corporation. The duties of the Committee as they relate to the external auditor shall be to:
(i)review management’s recommendations for the appointment of the external auditor, and in particular their qualifications and independence, and recommend to the Board a firm of external auditors to be engaged and the compensation of such external auditor;
(ii)review the performance of the external auditor, including the fee, scope and timing of the audit, and make recommendations to the Board regarding the appointment or termination of the external auditor;
(iii)review, where there is to be a change of external auditor, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 Continuous Disclosure Obligations or any successor legislation (“NI 51-102”), and the planned steps for an orderly transition;
(iv)review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51-102, on a routine basis, whether or not there is to be a change of external auditor;
(v)at least annually, obtain and review a report from the external auditor describing:
(a)the external auditor’s internal quality-control procedures;
(b)any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor, or by any inquiry or investigation by any governmental or professional authority, within the preceding five years, respecting one or more independent audits carried out by the external auditor, and any steps taken to deal with such issues; and
(c)all relationships between the external auditor and the Corporation, addressing the matters set forth in Public Company Accounting Oversight Board Rule 3526(b).
The Committee should report its conclusions with respect to the above matters, as well as its review of the lead partner of the external auditor, and its views on whether there should be a regular rotation of the external auditor, to the Board;
(vi)ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law, standards or rules;
(vii)review and pre-approve non-audit services to be provided to the Corporation by the external auditor;
(viii)review and approve the engagement letters of the external auditor, both for audit and permissible non-audit services, including the fees to be paid for such services;
(ix)review the nature of and fees for any non-audit services performed for the Corporation by the external auditor and consider whether the nature and extent of such services could detract from the external auditor’s independence in carrying out the audit function; and
(x)meet with the external auditor, as the Committee may deem appropriate, to consider any matter which the Committee or external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

12.Audits and Financial Reporting
The duties of the Committee as they relate to audits and financial reporting shall be to:
(i)review the audit plan with the external auditor and management;
(ii)review with the external auditor and management all critical accounting policies and practices of the Corporation (including any proposed changes in accounting policies), the presentation of the impact of significant risks and uncertainties, all material alternative accounting treatments that the external auditor has discussed with management, other material written communications between the external auditor and management (such as any management letter or schedule of unadjusted differences), and key estimates and judgments of management that may in any such case be material to financial reporting;
(iii)review the contents of the audit report;
(iv)question the external auditor and management regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;
(v)review the scope and quality of the audit work performed;
(vi)review the adequacy of the Corporation’s financial and auditing personnel;
(vii)review the co-operation received by the external auditor from the Corporation’s personnel during the audit, any problems encountered by the external auditor (including management’s response), any restrictions on the external auditor’s work or on access to requested information and any significant disagreements with management;
(viii)review the evaluation of internal controls by the persons performing the internal audit function and the external auditor, together with management’s response to the recommendations, including subsequent follow-up of any identified weaknesses. Particular emphasis will be given to the adequacy of internal controls to prevent or detect any payments, transactions or procedures that might be deemed illegal or otherwise improper;
(ix)review the appointments of the Chief Financial Officer, persons performing the internal audit function and any key financial executives involved in the financial reporting process;
(x)review with management and the external auditor the Corporation’s interim unaudited financial statements and the annual audited financial statements, including related management discussion and analysis, in conjunction with the report of the external auditor thereon, and obtain an explanation from management of all significant variances between comparative reporting periods before recommending approval by the Board and the release thereof to the public;
(xi)review the terms of reference and budget for an internal auditor or internal audit function; and
(xii)if required to be included in the Corporation’s annual proxy circular under applicable stock exchange rules, prepare an audit committee report.
13.Accounting and Disclosure Policies
The duties of the Committee as they relate to accounting and disclosure policies and practices shall be to:
(i)review major issues and analyses prepared by management and/or the external auditor regarding accounting principles and financial reporting issues and judgments made in connection with the preparation of financial statements, including any significant changes in the Corporation’s selection or application of accounting principles, the effect of alternative International Financial Reporting Standards (“IFRS”) methods on the financial statements and major issues as to the adequacy of the Corporation’s internal controls, and any special audit steps adopted in light of material control deficiencies;
(ii)review the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation, and changes to accounting principles of the Canadian Institute of Chartered Accountants or any successor thereto, which would have a significant impact on the Corporation’s financial reporting as reported to the Committee by management and the external auditor;

(iii)review the appropriateness of the accounting policies used in the preparation of the Corporation’s financial statements and consider recommendations for any material change to such policies;
(iv)review the status of material contingent liabilities as reported to the Committee by management;
(v)review the status of income tax returns and potentially significant tax problems as reported to the Committee by management;
(vi)review any errors or omissions in the current or prior years’ financial statements;
(vii)review and recommend approval by the Board before their release all public disclosure documents containing audited or unaudited financial results, including all press releases containing financial results, as well as financial information and earnings guidance provided to analysts and rating agencies (including any “pro forma” or “adjusted” non-IFRS information included therein), offering documents, annual reports, annual information forms and management’s discussion and analysis containing such results; and
(viii)satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements other than the public disclosure referred to in clause (vii), above, and periodically assess the adequacy of these procedures.
14.Risk Management
The duties of the Committee as they relate to risk management shall be to:
(i)review the design and effectiveness of the Corporation’s risk management systems and policies (including with respect to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance and other matters pertaining to fraud against the Company and its shareholders) and, if considered appropriate, recommend such systems or policies to the Board for approval;
(ii)review and consider with management the Corporation’s risk capacity, risk taking philosophy and approach to determining an appropriate balance between risk and reward, including remuneration policies in respect of performance objectives;
(iii)review and evaluate the Corporation’s significant financial risk exposures, including currency, interest rate, credit, and market risks, and the steps management has taken, or has proposed to take, to monitor and manage such risk exposures (through hedges, swaps, other financial instruments, and otherwise), in compliance with applicable policies;
(iv)review and discuss with management the Corporation’s significant non-financial risk exposures, including strategic, reputational, operational, regulatory, and business risks, and the steps management has taken or proposes to take to monitor and control such risk exposures in compliance with applicable policies;
(v)review and confirm with management that material non-financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed;
(vi)review with management the quality and competence of management appointed to administer risk management functions;
(vii)review with management the Corporation’s compliance programs;
(viii)review the Corporation’s insurance coverage and deductible levels;
(ix)review, with legal counsel where required, such litigation, claims, tax assessments and other tax- related matters, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results, the Corporation’s reputation or which may otherwise adversely affect the financial well-being of the Corporation;
(x)review and evaluate the Corporation’s susceptibility to fraud and corruption and management’s processes for identifying and managing the risks of fraud and corruption;
(xi)review complaints or concerns submitted to the Chair of the Committee with respect questionable treatment or alleged violations of financial reporting and other risk related matters in accordance with the Corporation’s Whistleblower Policy;

(xii)review and approve the statements to be included in the annual report, annual information form and any other disclosure documents concerning risk management; and
(xiii)consider other matters of a risk management nature as directed by the Board.
15.Other
The other duties of the Committee shall include:
(i)reviewing any inquiries, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;
(ii)reviewing annual operating and capital budgets;
(iii)reviewing and reporting to the Board on difficulties and problems with regulatory agencies which are likely to have a significant financial impact;
(iv)establishing procedures for: (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;
(v)reviewing and approving the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;
(vi)inquiring of management and the external auditor as to any activities that may be or may appear to be illegal or unethical; and
(vii)at the request of the Board, investigating and reporting on such other matters as it considers necessary or appropriate in the circumstances.
Authority to engage independent counsel and outside advisors
16.The Committee has the authority to engage independent counsel and other advisors it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Committee and to communicate directly with the internal and external auditors.
17.The Corporation shall provide appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of (a) compensation to the external auditors employed by the Committee for the purposes of rendering or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) compensation to any advisors engaged by the Committee, and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
May 8, 2020